

March 16, 2018

DEAR
STOCKHOLDER:

Thank you for your investment in US Foods and the trust you have placed in our Board of Directors to oversee the company's long-term success.

Fiscal 2017 Financial Accomplishments

Through the continued execution of our *Great Food. Made Easy.®* strategy, we delivered strong financial performance in fiscal 2017 and continued to position ourselves for long-term success. Our financial highlights included:

- Grew total case volume by almost 3% and delivered full-year net sales of $24 billion.
- Increased independent restaurant case volume by 5%, including organic case growth greater than twice the market rate.
- Expanded our operating leverage by growing gross profit at a significantly faster rate than operating expenses.
- Increased net income to $444 million and grew adjusted EBITDA by 8.8% to $1.1 billion.
- Reduced our net debt leverage from 3.8x to 3.4x and repurchased 10 million shares in connection with the final secondary offering by our former private equity sponsors, further strengthening our capital structure.

Adoption of Strong Corporate Governance Practices

In connection with the exit of our sponsors, we made several changes to our corporate governance practices. These included:

- Adopting a majority voting standard in uncontested director elections;
- Appointing a Lead Independent Director;
- Adding new independent directors to the Board – independent directors now comprise all but two members of the Board, and our standing committees are now comprised only of independent directors;
- Reviewing our corporate governance guidelines and practices on an annual basis;
- Strengthening our commitment to Board diversity; and
- Eliminating the supermajority voting requirements in our Certificate of Incorporation, subject to stockholder approval (see the proposal in the accompanying proxy statement).

Commitment to Corporate Citizenship

Our commitment to corporate citizenship is rooted in our desire to make a positive impact in the food industry and the communities we serve. Recent progress includes:

- Expansion of our Serve Good™ portfolio, which now features 300 products that are responsibly sourced or contribute to waste reduction.
- Support for our communities through the *US Foods® Scholars* program, which is focused on helping underprivileged youth prepare for culinary careers.
- Donated nearly 12 million meals to support hunger relief efforts in 2017, including a $2 million product donation to Feeding America to help with hurricane relief efforts.
- Updated our Supplier Code of Conduct, which sets forth the principles that we expect all of our suppliers to meet on topics such as legal compliance, food safety, human rights, physical safety, and the environment.
- Began testing 55 compressed natural gas (CNG) vehicles in our fleet, in an effort to reduce emissions and fuel costs.

The information above is only a snapshot of our recent achievements, but we believe these demonstrate our commitment and our progress against our strategy and our ongoing commitment to our customers, employees and stockholders.

I encourage you to review this proxy statement, and to vote your shares promptly. Instructions for voting your shares are set out in the proxy statement.

On behalf of the Board and everyone at US Foods, thank you for being a stockholder.

Sincerely,

PIETRO SATRIANO
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER



9399 W. HIGGINS ROAD
SUITE 500
ROSEMONT, IL 60018

March 16, 2018

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

MEETING INFORMATION
FRIDAY, MAY 4, 2018

9:00 a.m. (Central Daylight Time)

Riverway Complex Auditorium
6133 N. River Road
Rosemont, IL 60018

We invite you to attend the 2018 Annual Meeting of Stockholders of US Foods Holding Corp. At this meeting, you will be asked to:

1. Elect the two nominees named in the proxy statement to the Board of Directors;

2. Approve, on an advisory basis, the compensation paid to our named executive officers as disclosed in the proxy statement;

3. Approve an amendment to the US Foods Holding Corp. Amended and Restated Employee Stock Purchase Plan;

4. Adopt a restatement of our Amended and Restated Certificate of Incorporation;

5. Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2018; and

6. Transact any other business properly before the meeting or any adjournments or postponements of the meeting.

Stockholders of record at the close of business on March 9, 2018 are entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof.

Beginning on or about March 16, 2018, a Notice of Internet Availability of Proxy Materials (the "Notice") will be mailed to our stockholders of record as of March 9, 2018. In addition, the proxy statement, the accompanying proxy or voting instruction card, and our 2017 Annual Report are being posted to *https://materials.proxyvote.com/912008*. As more fully described in the Notice, all stockholders may choose to access these materials electronically or may request printed copies.

We encourage you to vote your shares as soon as possible. Specific instructions for voting by telephone or electronically are included in the Notice. If you attend and vote at the Annual Meeting, your in-person vote will replace any earlier vote.

By Order of the Board of Directors,
KRISTIN M. COLEMAN
Executive Vice President, General Counsel and
Chief Compliance Officer

REVIEW THE PROXY STATEMENT AND VOTE IN ONE OF FOUR WAYS:



INTERNET
Visit www.proxyvote.com



BY TELEPHONE
Call the telephone number
on your proxy or voting instruction card



BY MAIL
Sign, date and return your proxy or voting
instruction card in the enclosed envelope



IN PERSON
Attend the annual meeting in Rosemont, IL

Please refer to the enclosed proxy materials or the information forwarded by your bank, broker or other holder of record to see which voting methods are available to you.

> **Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 4, 2018:**
> This proxy statement and our 2017 Annual Report are available at *https://materials.proxyvote.com/912008*

PROXY SUMMARY

VOTING MATTERS

	Board Recommendation	Page
Proposal 1 – Election of Two Director Nominees	**FOR**	8
Proposal 2 – Say on Pay Resolution	**FOR**	39
Proposal 3 – ESPP Amendment to Increase Shares	**FOR**	40
Proposal 4 – Adoption of Restated Certificate of Incorporation	**FOR**	43
Proposal 5 – Ratification of Independent Auditor	**FOR**	45

BOARD OF DIRECTORS

Our business and affairs are managed under the direction of the Board of Directors (the "Board"). The Board is currently comprised of eight (8) directors, six (6) of whom are independent. Our amended and restated certificate of incorporation provides for a classified Board, with three directors currently in Class I (Messrs. Carruthers and Tehle and Ms. Ziegler), two directors currently in Class II (Messrs. Lederer and Pforzheimer) and three directors currently in Class III (Messrs. Dutkowsky, Gupta and Satriano). Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Name	Age	Director Since	Term Expiring	Audit	Compensation	Executive	Nominating and Governance
Court D. Carruthers *Independent*	45	July 2016	2020	✓	C	✓	—
Robert M. Dutkowsky *Lead Independent Director*	63	Jan 2017	2019	—	—	✓	C
Sunil Gupta *Independent*	59	Mar 2018	2019	—	—	—	—
John A. Lederer	62	Sept 2010	2018	—	—	—	—
Carl Andrew Pforzheimer *Independent*	56	Jan 2017	2018	—	—	—	✓
Pietro Satriano *Chairman and Chief Executive Officer*	55	July 2015	2019	—	—	C	—
David M. Tehle *Independent*	61	July 2016	2020	C	✓	✓	—
Ann E. Ziegler *Independent*	59	Jan 2018	2020	✓	—	—	—

C *Denotes Committee Chairperson*

GOVERNANCE HIGHLIGHTS

☑ Majority of directors are independent

☑ Annual Say on Pay vote

☑ Lead Independent Director

☑ Strong commitment to Board diversity

☑ No shareholder rights or poison pill

☑ Fully Independent Audit, Compensation and Nominating and Corporate Governance Committees

☑ Stock ownership guidelines for directors and executives

☑ Board and committee self-evaluations

☑ Eliminated supermajority voting requirements (subject to stockholder approval; see Proposal 4)

EXECUTIVE COMPENSATION HIGHLIGHTS

WHAT WE DO...	WHAT WE DON'T DO...
☑ Annual and long-term incentive compensation aligned with our financial performance	✗ Gross-ups of perquisites or severance benefits
☑ Independent Compensation Consultant	✗ Uncapped incentive compensation opportunities
☑ Clawback Policy	✗ Accelerated vesting of equity awards under active plan outside of a Change in Control
☑ Long-term performance targets	✗ Employment agreements for defined terms
☑ Pre-established performance targets	✗ Excessive perquisites
☑ Double-trigger change in control severance benefits	✗ Supplemental retirement benefits

IMPORTANT DATES FOR 2019 ANNUAL MEETING

■ Deadline to include proposals in the proxy statement	➔ On or before November 16, 2018
■ Deadline to submit proposals not included in the proxy statement	➔ Between January 4, 2019 and February 3, 2019
■ Deadline to nominate directors for election	➔ Between January 4, 2019 and February 3, 2019

PROPOSAL 1: ELECTION OF DIRECTORS

DIRECTOR NOMINATING PROCESS

The Nominating and Corporate Governance Committee recommends candidates to the Board it believes are qualified and suitable to become members of the Board. The Nominating and Corporate Governance Committee also considers the performance of incumbent directors in determining whether to recommend them for re-election. Recommendations may be received by the Nominating and Corporate Governance Committee from various sources, including current or former directors, a search firm retained by the Nominating and Corporate Governance Committee, stockholders, Company executives, and by self-nomination.

In the case of a vacancy in the office of a director (including a vacancy created by an increase in the size of the Board), the Nominating and Corporate Governance Committee will recommend to the Board an individual to fill that vacancy.

Stockholders who wish to identify director candidates for consideration by the Nominating and Corporate Governance Committee should write to the address provided in "Board Policy Regarding Communications" on page 50. Stockholders may also nominate directors for election to the Board. See "How can I propose someone to be a nominee for election to the Board?" on page 50. All submissions should comply with the information requirements set forth in our Bylaws.

SKILLS, EXPERIENCE AND COMMITMENT TO DIVERSITY

The Board seeks members with varying professional backgrounds and other differentiating personal characteristics who combine a broad spectrum of experience and expertise with a reputation for integrity. The Board believes that maintaining a diverse membership enhances the Board's discussions and enables the Board to better represent all of the Company's constituents. The Board is currently comprised of three sitting chief executive officers, one former chief executive officer, two former chief financial officers, a successful restauranteur, and a tenured professor. With our two most-recent director appointments, the Board reflects a more diverse composition.

Our Corporate Governance Guidelines provide that individuals will be considered for nomination to the Board based on their business and professional experience, judgment, gender, race and ethnicity, skills, background, and other unique characteristics as the Board deems appropriate. Accordingly, the Board is committed to actively seeking out highly qualified women and individuals from minority groups as well as candidates with diverse or non-traditional backgrounds, skills and experiences as part of the director search process.

Director candidates should demonstrate a reputation for integrity, strong values and discipline, high ethical standards, a commitment to full participation on the Board and its committees, and relevant career experience, along with other skills and characteristics that meet the current needs of the Board. The Nominating and Corporate Governance Committee will also consider whether candidates meet applicable independence standards where appropriate and evaluate any potential conflicts of interest with respect to each candidate.

The two nominees named below have been recommended to the Board by the Nominating and Corporate Governance Committee and nominated by the Board to serve as directors until the 2021 annual meeting of stockholders and until their successors are duly elected and qualified. Each nominee has consented to stand for election, and the Board does not anticipate that any nominee will be unavailable to serve. In the event that a director nominee should become unavailable to serve at the time of the Annual Meeting, shares represented by proxy may be voted for the election of a substitute nominee to be designated by the Board. Alternatively, in lieu of designating a substitute, the Board may reduce the size of the Board.

BACKGROUND AND EXPERIENCE OF DIRECTORS

The professional background and experience of each member of the Board is provided below. We believe that our directors collectively provide an appropriate mix of experience and skills relevant to the size and nature of our business.

NOMINEES FOR ELECTION AS CLASS II DIRECTORS WITH A TERM ENDING AT THE 2021 ANNUAL MEETING

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** EACH OF THE TWO NOMINEES.

JOHN A. LEDERER

Age 62
Director since: 2010

Mr. Lederer has served as a Senior Advisor with Sycamore Partners, a private equity firm specializing in retail and consumer investments, since September 2017. In that capacity, he serves as the Executive Chairman of the board of directors of Staples, Inc. and its newly formed and independent U.S. and Canadian businesses. From September 2010 until July 2015, Mr. Lederer served as our President and Chief Executive Officer. From 2008 to 2010, Mr. Lederer was Chairman and Chief Executive Officer of Duane Reade, a privately-held chain of retail pharmacies. Prior to Duane Reade, he spent 30 years at Loblaw Companies Limited, a Canadian grocery retailer and wholesale food distributor, where he held a number of leadership roles and served as President from 2000 to 2006. Mr. Lederer previously served on the boards of Restaurant Brands International, Inc., Tim Horton's Inc. and Duane Reade Holdings, Inc.

SKILLS AND QUALIFICATIONS:
- Mr. Lederer has extensive senior executive leadership experience in the food industry, including his five years of service as our Chief Executive Officer.

COMMITTEES:
- None

OTHER PUBLIC DIRECTORSHIPS:
- Maple Leaf Foods, Inc.
- Walgreens Boots Alliance (Compensation Committee, Finance Committee)

CARL ANDREW PFORZHEIMER

Age 56
Director since: 2017
INDEPENDENT

Mr. Pforzheimer is the founder of Barteca Holdings, LLC, a multi-location restaurant group, where he served as Chief Executive Officer from 1995 until August 2016. Mr. Pforzheimer has served as chairman of the board of directors of Barteca Holdings since March 2012. Mr. Pforzheimer was initially recommended as a nominee by our Chairman and Chief Executive Officer and was recommended for election by the Nominating and Corporate Governance Committee.

SKILLS AND QUALIFICATIONS:
- Mr. Pforzheimer is a successful restauranteur and has served as a Member of the Education Policy Committee at the Culinary Institute of America and the board of the Connecticut Restaurant Association. He brings a customer perspective and his experience and expertise in the food industry to the Board.

COMMITTEES:
- Nominating and Corporate Governance

OTHER PUBLIC DIRECTORSHIPS:
- None

DIRECTORS CONTINUING IN OFFICE

CLASS III DIRECTORS – TERM EXPIRING AT THE 2019 ANNUAL MEETING

ROBERT M. DUTKOWSKY (LEAD INDEPENDENT DIRECTOR)

Age 63
Director since: 2017
INDEPENDENT

Mr. Dutkowsky has served as the Chief Executive Officer and a member of the board of directors of Tech Data Corporation, a technology distributor, since October 2006 and was elected Chairman of the board of directors in June 2017. Prior to joining Tech Data Corporation, Mr. Dutkowsky served as President, Chief Executive Officer, and Chairman of the board of directors of Egenera, Inc., a software company, from 2004 until 2006, President, Chief Executive Officer, and Chairman of the Board of J.D. Edwards & Co., Inc., a software company, from 2002 until 2004, and President, Chief Executive Officer, Chairman of the Board of GenRad, Inc., an electronic equipment manufacturer, from 2000 until 2002. He also served as both Executive Vice President, Markets and Channels from 1997 to 1999 and President, Data General in 1999, at EMC Corporation, a data storage manufacturer. He began his career at IBM, a technology company, where he served in several senior management positions. Mr. Dutkowsky previously served as a director and member of the compensation committee of The ADT Corporation, a security company.

SKILLS AND QUALIFICATIONS:
- Mr. Dutkowsky has substantial senior executive leadership experience and provides us with valuable governance perspectives based on his experience as a board member, and in some cases, chairman, of numerous public and private companies.

OTHER PUBLIC DIRECTORSHIPS:
- Tech Data Corporation (Chairman)

COMMITTEES:
- Executive
- Nominating and Corporate Governance (Chair)

SUNIL GUPTA

Age 59
Director since: 2018
INDEPENDENT

Prof. Gupta joined Harvard Business School (HBS) in 2006 as a Professor and was named the Edward W. Carter Professor of Business Administration in 2007. He has served as the Chair of the General Management Program for senior executives and Co-Chair of the Driving Digital Strategy executive program since 2013 and, prior to that, served as the Chair of the Marketing department from 2008 to 2013. Before joining HBS, Prof. Gupta held a number of positions at the Columbia University Graduate School of Business, including serving as the Meyer Feldberg Professor of Business from 2000 to 2006. He currently serves on the board of directors of the American Marketing Association.

SKILLS AND QUALIFICATIONS:
- Prof. Gupta has 30 years of research, teaching and consulting experience in marketing and strategy, including 10 years in digital marketing, as well as a Ph.D. in Marketing from Columbia University.

OTHER PUBLIC DIRECTORSHIPS:
- None

COMMITTEES:
- None

PIETRO SATRIANO (CHAIRMAN)

Age 55
Director since: 2015

Mr. Satriano has served as Chief Executive Officer and director of US Foods since July 2015. In December 2017, Mr. Satriano was elected Chairman of the Board. From February 2011 until July 2015, Mr. Satriano served as our Chief Merchandising Officer. Prior to joining US Foods, Mr. Satriano was President of LoyaltyOne Co., a Canadian provider of loyalty marketing and programs, from 2009 to 2011. From 2002 to 2008, he served in a number of leadership positions at Loblaw Companies Limited, including Executive Vice President, Loblaw Brands, and Executive Vice President, Food Segment. Mr. Satriano began his career in strategy consulting, first in Toronto, Canada with The Boston Consulting Group, and then in Milan, Italy with the Monitor Company.

SKILLS AND QUALIFICATIONS:
- Mr. Satriano has extensive experience and leadership in the food industry and setting and executing our strategy. Additionally, his role as our Chief Executive Officer provides the Board with valuable insight into our operations and brings a management perspective to the deliberations of the Board.

OTHER PUBLIC DIRECTORSHIPS:
- None

COMMITTEES:
- Executive (Chair)

CLASS I DIRECTORS – TERM EXPIRING AT THE 2020 ANNUAL MEETING

COURT D. CARRUTHERS

Age 45
Director since: 2016
INDEPENDENT

Mr. Carruthers has served as the President and Chief Executive Officer of TricorBraun, Inc., a packaging manufacturer, since October 2017. He is also the principal and founder of CKAL Advisory Partners, where he provides private equity advisory services in the distribution, eCommerce, and supply chain sectors. Mr. Carruthers previously served W.W. Grainger, Inc., an industrial supply company, as Senior Vice President and Group President, Americas from August 2013 to July 2015, President, Grainger U.S., from January 2012 to August 2013, President, Grainger International, from February 2009 through December 2011, and President, Acklands-Grainger, from October 2006 through January 2009 and was appointed a Senior Vice President of Grainger in 2007. Mr. Carruthers previously served on the board of Foundation Building Materials, Inc.

SKILLS AND QUALIFICATIONS:
- Mr. Carruthers has substantial experience as a senior executive for a large international distribution company and extensive knowledge of financial reporting, internal controls and procedures, and risk management. He is a Certified Public Accountant (Canada), a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCMA) and an Institute-Certified Director by the Institute of Corporate Directors.

COMMITTEES:
- Audit
- Compensation (Chair)
- Executive

OTHER PUBLIC DIRECTORSHIPS:
- Ryerson Holding Corporation

DAVID M. TEHLE

Age 61
Director since: 2016
INDEPENDENT

Mr. Tehle retired in July 2015 as Executive Vice President and Chief Financial Officer of Dollar General Corporation, a publicly-traded retailer, having served in that role since 2004. Prior to Dollar General, Mr. Tehle was Chief Financial Officer of Haggar Corporation from 1997 to 2004 and held finance positions at several companies, including Ryder System, Inc., a transportation and logistics company, and Texas Instruments Incorporated, a semiconductor design and manufacturing company.

SKILLS AND QUALIFICATIONS:
- Mr. Tehle has extensive knowledge of financial reporting, internal controls and procedures, and risk management, in addition to significant experience as chief financial officer of a public company.

COMMITTEES:
- Audit (Chair)
- Compensation
- Executive

OTHER PUBLIC DIRECTORSHIPS:
- Genesco, Inc.
- Jack in the Box, Inc.
- National Vision Holdings, Inc.

ANN E. ZIEGLER

Age 59
Director since: 2018
INDEPENDENT

Ms. Ziegler served as Senior Vice President and Chief Financial Officer of CDW Corporation, a leading provider of technology solutions, from 2008 through 2017. From 2005 until 2008, Ms. Ziegler served as Senior Vice President, Administration and Chief Financial Officer of Sara Lee Food and Beverage, a division of Sara Lee Corporation, a global consumer goods company. From 2003 until 2005, she served as Chief Financial Officer of Sara Lee Bakery Group. From 2000 until 2003, she served as Senior Vice President, Corporate Development of Sara Lee. Prior to joining Sara Lee, Ms. Ziegler was a corporate attorney at the law firm Skadden, Arps, Slate, Meagher & Flom. Ms. Ziegler also serves on the board of directors of Wolters Kluwer N.V. and the board of governors of the Smart Museum of Art of the University of Chicago.

SKILLS AND QUALIFICATIONS:
- Ms. Ziegler has extensive knowledge of financial reporting, internal controls and procedures, risk management, corporate development and mergers and acquisitions, in addition to significant experience as a chief financial officer of a public company.

COMMITTEES:
- Audit

OTHER PUBLIC DIRECTORSHIPS:
- Hanesbrands, Inc.
- Groupon, Inc.

CORPORATE GOVERNANCE

The Board has adopted Corporate Governance Guidelines in furtherance of its commitment to the principles of good corporate governance. The Board and the Nominating and Corporate Governance Committee are responsible for reviewing the Corporate Governance Guidelines annually and making amendments, as necessary and appropriate based on stockholder feedback, changes in SEC regulations, and best practices.

The Board has also adopted a Code of Conduct that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, and principal accounting officer. We intend to make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our investor relations website.

Copies of our Corporate Governance Guidelines, the charters of each of the committees of the Board, and our Code of Conduct are available on our website and may be found by visiting the Corporate Governance—Governance Documents page of our investor relations website at *https://ir.usfoods.com/investors/corporate-governance/governance-documents/default.aspx*.

BOARD LEADERSHIP STRUCTURE

The Board has no policy regarding the separation of the offices of Chairman of the Board and Chief Executive Officer. The Board believes it is important to retain its flexibility to allocate the responsibilities of the Chairman of the Board and the Chief Executive Officer in any way that is in the best interests of the Company at a given point in time.

Mr. Satriano, our Chief Executive Officer, serves as Chairman of the Board. As Chairman, Mr. Satriano:

- Presides over Board meetings;
- Serves as a liaison between management and the Board;
- Sets the Board's schedule and agendas;
- Calls special meetings of the Board; and
- Reviews correspondence addressed to the Board and leads the Board's stockholder engagement efforts.

Because the roles of Chief Executive Officer and Chairman of the Board are currently combined, Mr. Dutkowsky serves as our Lead Independent Director. As Lead Independent Director, Mr. Dutkowsky:

- Presides over executive sessions of the independent directors;
- Serves as a liaison between the Chairman and the independent directors;
- Consults with the Chairman regarding the Board's schedule and meeting agendas;
- Consults with the Chairman regarding correspondence addressed to the Board; and
- May be called on to speak to stockholders on behalf of the Board.

The Board believes this structure provides a clear and efficient leadership structure for the Company, allowing one person to set the "tone at the top" and have primary responsibility for managing the Company's overall business strategy.

BOARD ROLE IN RISK OVERSIGHT

The Board has extensive involvement in the oversight of risk management and receives regular reports from management and the Audit Committee. The Audit Committee periodically reviews our accounting, reporting and financial practices, including the integrity of our financial statements, the oversight of administrative and financial controls, and our compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal, internal audit, and compliance functions, the Audit Committee reviews and discusses all significant areas of risk within our business and, in turn, reports those significant risks to the Board together with the Company's risk mitigating plans. In addition, the Board receives periodic detailed operating performance reviews from management.

In addition, the Compensation Committee consults with members of the human resources, legal and finance organizations annually to assess whether our compensation policies and practices encourage excessive or inappropriate risk taking by our employees. As a result of the assessment, the Compensation Committee concluded that our compensation plans, policies and practices do not encourage excessive or inappropriate risk taking and are not reasonably likely to have a material adverse effect on us.

ANNUAL BOARD AND COMMITTEE SELF-EVALUATIONS

The Nominating and Corporate Governance Committee oversees the self-evaluation process for the Board and each of its committees. Following the Company ceasing to be controlled by the former private equity sponsors, it is intended that these self-evaluations will be conducted on an annual basis, starting in 2018. These evaluations are designed to assess whether the Board or the respective Board committee is functioning effectively and to also provide a mechanism for the Board or Board committee to identify potential areas for improvement. For example, in furtherance of the Board's commitment to maintaining a diverse Board membership, the Board self-evaluation will specifically ask directors to assess the Board's progress against that commitment. Once completed, the results of the self-evaluations are discussed among the Board and each committee along with any appropriate recommendations or action plans.

MEETINGS OF THE BOARD AND ITS COMMITTEES

The Board met four (4) times in fiscal 2017. Each director attended all of the meetings of the Board and all directors attended one hundred percent (100%) of the meetings held by the committees of the Board on which they served (during the periods that they served).

AUDIT COMMITTEE

Mr. Carruthers
Mr. Tehle (Chair)
Ms. Ziegler

Meetings during 2017: **8**

The Audit Committee assists the Board in overseeing and monitoring (1) the quality and integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm's qualifications and independence, (4) the performance of our internal audit function, and (5) the performance of our independent registered public accounting firm.

The Board has determined that Messrs. Carruthers and Tehle and Ms. Ziegler each qualifies as an independent director under the corporate governance standards of the NYSE and the additional audit committee independence requirements under the rules of the Securities and Exchange Commission (the "SEC"). The Board has also determined that Mr. Tehle and Ms. Ziegler each qualifies as an "audit committee financial expert," as defined by SEC rules. All members of the Audit Committee are familiar with finance and accounting practice and principles and are financially literate.

COMPENSATION COMMITTEE

Mr. Carruthers (Chair)
Mr. Tehle

Meetings during 2017: **4**

The Compensation Committee assists the Board in discharging its responsibilities relating to (1) setting our compensation program and compensation of our executives and directors, (2) monitoring our incentive and equity-based compensation plans, and (3) preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

The Board has determined that Messrs. Carruthers and Tehle each qualifies as an independent director under the corporate governance standards of the NYSE.

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. Dutkowsky (Chair)
Mr. Pforzheimer

Meetings during 2017: **4**

The Nominating and Corporate Governance Committee (1) assists the Board by identifying individuals qualified for membership on the Board, (2) recommends individuals to the Board for nomination as members of the Board and its committees, and (3) advises and make recommendations to the Board on corporate governance matters and the overall governance structure of our Company and Board. The Nominating and Corporate Governance Committee also oversees the annual self-evaluation process for the Board and its committees.

The Board has determined that Messrs. Dutkowsky and Pforzheimer each qualifies as an independent director under the corporate governance standards of the NYSE.

EXECUTIVE COMMITTEE

Mr. Carruthers
Mr. Dutkowsky
Mr. Satriano (Chair)
Mr. Tehle

Meetings during 2017: **0**

The Executive Committee meets and may exercise certain powers of the Board, except as limited by law, between regularly scheduled meetings of the Board, when it is not practical or feasible for the Board to meet, or as otherwise directed by the Board.

BOARD ATTENDANCE AT THE ANNUAL MEETING

Although the Company does not have a written policy concerning Board attendance at the Annual Meeting, it is our expectation that all directors attend annual meetings of the Company's stockholders. All of our directors attended the 2017 annual meeting.

DIRECTOR COMPENSATION

Non-employee directors currently serving on the Board receive an annual cash retainer of $100,000, paid quarterly, in arrears. Directors who are also our employees do not receive remuneration for serving on the Board. Our Lead Independent Director and the Chair of the Audit Committee each receives an additional annual cash retainer of $25,000, paid quarterly, in arrears, and the Chair of the Compensation Committee and the Nominating and Corporate Governance Committee each receives an additional annual cash retainer of $20,000, paid quarterly, in arrears. In addition, each

non-employee director receives an annual grant of $100,000 in restricted stock units, which vest ratably over three years. In May 2017, we adopted stock ownership guidelines providing that each non-employee director is expected to own and retain shares of our common stock with a value of at least four (4) times the annual retainer, or $400,000, within four years of the date the director joins the Board.

The following table reflects the fees earned by our non-employee directors who were compensated for their service in fiscal 2017:

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1] ($)	Option Awards[2] ($)	Total ($)
Mr. Carruthers[3]	115,000	100,000	—	215,000
Mr. Dutkowsky[4]	122,083	100,000	—	222,083
Mr. Lederer	100,000	100,000	—	200,000
Mr. Pforzheimer	100,000	100,000	—	200,000
Mr. Tehle	125,000	100,000	—	225,000

(1) The following table reflects the aggregate number of stock awards outstanding for each director at the end of fiscal 2017:

Name	Aggregate Stock Awards (#)
Mr. Carruthers	4,089
Mr. Dutkowsky	3,291
Mr. Lederer	4,887
Mr. Pforzheimer	3,291
Mr. Tehle	4,089

(2) The following table reflects the aggregate number of option awards outstanding for each director at the end of fiscal 2017:

Name	Aggregate Option Awards (#)
Mr. Carruthers	3,248
Mr. Dutkowsky	—
Mr. Lederer	6,494
Mr. Pforzheimer	—
Mr. Tehle	3,248

(3) Mr. Carruthers was appointed Chair of the Compensation Committee on May 10, 2017. His additional annual retainer was prorated for his partial year of service.

(4) Mr. Dutkowsky was appointed Chair of the Nominating and Corporate Governance Committee on January 11, 2017 and Lead Independent Director effective December 4, 2017. His additional annual retainer was prorated for his partial year of service.

Directors who served in 2017 as designees of our former private equity sponsors did not receive remuneration for serving on the Board.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND OFFICERS

BENEFICIAL OWNERSHIP OF US FOODS COMMON STOCK

The following table and accompanying footnotes set forth information as of February 28, 2018, with respect to the beneficial ownership of our common stock by: (1) each individual or entity known to us to own beneficially more than 5% of our outstanding common stock, (2) each of our directors, (3) each of our Named Executive Officers, and (4) all of our executive officers and directors, as a group. There were 215,428,794 shares of our common stock outstanding as of February 28, 2018.

The amounts and percentages of shares beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed a "beneficial owner" of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of the security. A person is also deemed a beneficial owner of any

securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be acquired this way are deemed to be outstanding for purposes of computing a person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed a beneficial owner of the same securities, and a person may be deemed a beneficial owner of securities to which that person has no economic interest.

Except as otherwise indicated in the footnotes to this table, each of the beneficial owners listed has, to our knowledge, sole voting and investment power for the indicated shares of common stock. Unless otherwise noted, the address for each beneficial owner listed below is c/o US Foods Holding Corp., 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018.

Name and Address of Beneficial Holder	Common Stock Beneficially Owned	
	Number[1]	Percent
FMR LLC[3]	27,763,811	12.9%
245 Summer Street		
Boston, MA 02210		
The Vanguard Group, Inc.[4]	17,150,737	8.0%
100 Vanguard Blvd.		
Malvern, PA 19355		
Eminence Capital, LP[2]	11,666,190	5.4%
65 East 55th Street 25th Floor		
New York, NY 10022		
Directors and Named Executive Officers		
Court D. Carruthers	1,078	*
Kristin M. Coleman	18,994	*
Robert M. Dutkowsky	—	—
Sunil Gupta	—	—
Andrew Iacobucci	19,642	*
Fareed A. Khan	72,838	*
John A. Lederer	102,155	*
Dirk J. Locascio	117,888	*
Carl Andrew Pforzheimer	—	—
Keith D. Rohland	212,334	*
Pietro Satriano	510,906	*
David M. Tehle	1,078	*
Ann E. Ziegler	—	—
All directors and executive officers as a group (17 people)	1,235,296	*

* Less than 1%

(1) Includes shares of our common stock subject to stock options that are exercisable within 60 days of February 28, 2018 as follows (no restricted stock units or unvested stock options are scheduled to vest within 60 days of February 28, 2018):

Name	Vested Stock Options
Court D. Carruthers	812
John A. Lederer	1,623
Dirk J. Locascio	78,366
Keith D. Rohland	132,963
Pietro Satriano	245,452
David M. Tehle	812

(2) Based solely on information provided in the Schedule 13G filed by Eminence Capital, LP, Eminence GP, LLC and Ricky C. Sandler with the SEC on February 20, 2018. Mr. Sandler is the Chief Executive Officer of Eminence Capital, LP and the Managing Member of Eminence GP, LLC. Eminence Capital, LP reported having shared voting and dispositive power over 11,659,553 shares; Eminence GP, LLC reported having shared voting and dispositive power over 8,762,752 shares; and Ricky C. Sandler reported having sole voting and dispositive power over 6,637 shares and shared voting and dispositive power over 11,659,553 shares.

(3) Based solely on information provided in the Schedule 13G/A filed by FMR LLC and Abagail P. Johnson with the SEC on February 13, 2018. As of December 31, 2017, FMR LLC reported having sole voting power over 5,498,306 shares and sole dispositive power over 27,763,811 shares. Abagail Johnson, is the Director, Chairman and Chief Executive Officer of FMR LLC. Through their ownership of voting common shares of FMR LLC and execution of an agreement to vote such shares along with the majority of the voting common shares, members of the Johnson family, including Ms. Johnson, may be deemed to form a controlling group with respect to FMR LLC. FMR LLC's.

(4) Based solely on information provided in the Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard") with the SEC on February 9, 2018. As of December 31, 2017, Vanguard reported having sole voting power over 92,705 shares, shared voting power over 25,900 shares, sole dispositive power over 17,048,493 shares and shared dispositive power over 102,244 shares. Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 76,344 shares as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard, is the beneficial owner of 42,261 shares as a result of its serving as investment manager of Australian investment offerings. Vanguard's address is 100 Vanguard Blvd., Malvern, PA 19355.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act, of 1934, as amended, requires our directors, executive officers, and persons owning more than 10% of our common stock to file reports of holdings and transactions in our common stock with the SEC. Based upon our records, we believe that all required reports for fiscal 2017 were timely filed by each person who, at any time during the fiscal year, was a director, executive officer or beneficial owner of more than 10% of our common stock, except that due to administrative oversight, there were four forms filed late for Messrs. Carruthers, Guberman, Lederer, and Tehle.

RELATED PARTY TRANSACTIONS

POLICIES AND PROCEDURES FOR RELATED PARTY TRANSACTIONS

The Board has adopted a written policy governing the identification, review, approval, and consideration or ratification of Related Party Transactions. For the purposes of the Related Party Transactions Approval Policy, a "Related Party Transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements, or relationships any amendment or modification to any existing transactions, arrangements, or relationships) in which we (or any of our subsidiaries) were, are or will be a participant and in which any Related Party had, has or will have a direct or indirect interest.

A "Related Party," includes any person who is, or at any time since the beginning of our last fiscal year was, a director or executive officer of our Company or a nominee to become a director of our Company; any person who is known to be the beneficial owner of more than 5% of our common stock; any immediate family member of any of the foregoing persons, including any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner, and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner.

Pursuant to the terms of our Related Party Transactions Approval Policy, the Audit Committee reviews and decides whether to approve or ratify any Related Party Transaction. Any Related Party Transaction is required to be reported to our General Counsel, and the General Counsel will then determine whether it should be submitted to the Audit Committee for consideration by its disinterested members.

RELATED PARTY TRANSACTIONS

The following disclosure includes all Related Party Transactions since the beginning of fiscal 2017 where the amount involved exceeds $120,000.

AMENDED AND RESTATED STOCKHOLDERS AGREEMENT

We are party to a stockholders agreement, dated as of June 1, 2016 (the "Amended and Restated Stockholders Agreement"), with Clayton, Dubilier & Rice, LLC and its affiliates ("CD&R") and Kohlberg Kravis Roberts & Co. L.P. and its affiliates ("KKR," each of CD&R and KKR, a "Sponsor," and collectively, the "Sponsors"). The Amended and Restated Stockholders Agreement contained, among other things, agreements with respect to the election of our directors. The Amended and Restated Stockholders Agreement granted each of the Sponsors the right to designate for nomination for election a number of designees based on the percentage of its original shares of common stock then owned. On December 4, 2017, the Sponsors ceased to own any shares of our common stock. As a result, their director designees resigned, and their consent and other governance rights under the Amended and Restated Stockholders Agreement have been terminated.

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENTS

We were previously party to a registration rights agreement, dated as of June 1, 2016 (the "Amended and Restated Registration Rights Agreement"), with the Sponsors. Since the beginning of fiscal 2017, we paid $4.9 million in fees and expenses for secondary offerings of shares of our common stock held by the Sponsors, as required under the Amended and Restated Registration Rights Agreement. As of December 4, 2017, the Sponsors ceased to own any shares of our common stock and the Amended and Restated Registration Rights Agreement automatically terminated pursuant to its terms.

SHARE REPURCHASE

On December 4, 2017, we completed a public offering of 39,955,545 shares of our common stock by the Sponsors, representing 100% of the Sponsors remaining interest in the Company. The offering included the Company's repurchase of 10,000,000 shares of common stock from the underwriter at $28.00 per share, which was the underwriter's purchase price from the Sponsors, with an aggregate purchase price of $280 million.

FINANCING ARRANGEMENTS WITH RELATED PARTIES

Since the beginning of fiscal 2017, KKR Capital Markets LLC, an affiliate of KKR, received approximately $4 million in commissions in connection with the secondary offerings of shares of our common stock held by the Sponsors.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee determines and approves the compensation of our Named Executive Officers ("NEOs") whose compensation is set forth in the Summary Compensation Table and other compensation tables in this proxy statement. For fiscal 2017, our NEOs were:

PIETRO SATRIANO	Chairman and Chief Executive Officer ("CEO")
DIRK J. LOCASCIO	Chief Financial Officer ("CFO"), effective February 6, 2017
ANDREW IACOBUCCI	Chief Merchandising Officer, effective January 23, 2017
KRISTIN M. COLEMAN	Executive Vice President, General Counsel and Chief Compliance Officer, effective February 1, 2017
KEITH D. ROHLAND	Chief Information Officer
FAREED A. KHAN	Former CFO, resigned effective February 16, 2017

EXECUTIVE SUMMARY

In fiscal 2017, we continued to deliver on our commitments to increase case volume, expand gross profit dollars and grow adjusted EBITDA. Through the continued execution of our *Great Food. Made Easy®.* strategy, we increased sales with our targeted customers, and achieved sequential quarterly case volume growth with independent restaurants.

2017 PERFORMANCE HIGHLIGHTS

- Total case volume increased 2.9%, independent restaurant case volume increased 5.2%
- Net sales increased 5.4% to $24.1 billion
- Gross profit increased 4.1% to $4.2 billion
- Operating income increased $160 million to $574 million
- Net income increased $234 million to $444 million
- Adjusted EBITDA increased 8.8% to $1.1 billion

Our actual performance relative to the performance goals established by the Compensation Committee at the beginning of fiscal 2017 for our fiscal 2017 Annual Incentive Plan ("AIP") is shown in the following table.

(in millions, except percentages)	Fiscal 2017 Target		Fiscal 2017 Actual		Fiscal 2017 Actual as a Percentage of Target
Adjusted EBITDA[1]	$	1,047	$	1,054	100.6%
Net Debt[1]	$	3,590	$	3,504	102.4%

(1) For additional information and a reconciliation of these non-GAAP financial measures, see Appendix A.

PAY-FOR-PERFORMANCE ALIGNMENT

Our executive compensation program uses annual cash and long-term equity incentives to link a substantial portion of our executives' compensation opportunities directly to our financial performance while balancing our need to attract and retain critical talent. We measure performance based on operating performance, achievement against long-term growth targets and the cost of capital.

The following charts show the various components of the compensation of our CEO and the other NEOs who were our employees as of December 31, 2017.

CEO TARGET COMPENSATION MIX



20.6% Time-Based Stock Options
15.5% Base Salary
22.6% Annual Cash Incentive
20.6% Perf-Based RSAs
20.6% Time-Based RSUs

AT-RISK COMPENSATION **84.5%**

OTHER NEOs TARGET COMPENSATION MIX



15.4% Time-Based Stock Options
31.4% Base Salary
15.4% Time-Based RSUs
22.3% Annual Cash Incentive
15.4% Perf-Based RSAs

AT-RISK COMPENSATION **68.6%**

In 2017, we redesigned our Long-Term Incentive Plan ("LTIP") to better align pay with performance over the long-term. Our 2017 performance-based restricted stock awards ("RSAs") vest based on the achievement of adjusted EBITDA growth and adjusted return on invested capital ("ROIC") growth goals, which are set by the Compensation Committee at the beginning of a three-year performance period.

BEST PRACTICES IN COMPENSATION GOVERNANCE

The Compensation Committee evaluates whether our executive compensation program is consistent with both our pay-for-performance philosophy and best practices among our peer group and the overall market. The following table reflects the features of our executive compensation program that the Compensation Committee believes reinforce our pay-for-performance philosophy.

WHAT WE DO...	WHAT WE DON'T DO...
☑ **Benchmarking.** The Compensation Committee reviews external market data when making compensation decisions and generally targets the median of our peer group.	☒ **Gross-Ups of Severance Benefits or Executive Allowances.** Executives are not reimbursed for CIC excise taxes, effective January 3, 2018. As of fiscal 2018, we do not reimburse executives for taxes related to the annual executive allowance.
☑ **Independent Compensation Consultant.** The Compensation Committee selects and engages its own independent advisor, Meridian Compensation Partners, LLC.	☒ **Uncapped Incentive Compensation Opportunities.** Our annual and long-term incentive plans have maximum payout levels.
☑ **Stock Ownership Guidelines.** Our stock ownership guidelines are 6x base salary for the CEO and 3x base salary for our other executives.	☒ **Accelerated Vesting of Equity Awards.** We do not accelerate the vesting of long-term incentive awards granted under the 2016 Plan, except in connection with a CIC where awards are not assumed or executives are terminated within 18 months and, in the case of awards granted before June 1, 2016, in the event of death or disability.
☑ **"Double-trigger" Change in Control ("CIC") Severance Benefits.** Our NEOs and other executives are entitled to enhanced CIC severance benefits only if their employment is terminated by the Company without cause or by the executive for good reason within 18 months following a CIC.	
☑ **Pay for Performance Philosophy.** A substantial portion of our executives' compensation opportunities is linked directly to our financial performance.	☒ **No Employment Agreements for Defined Terms.** We do not have separate employment agreements with our executives.
☑ **Clawback Policy.** An Executive Compensation Recoupment Policy is in place in the event of a restatement of our financial results due to the material noncompliance with any financial reporting requirement under the federal securities laws.	☒ **No Excessive Perquisites.** We do not provide excessive perquisites to our executives.
☑ **Long-Term Performance Targets.** Our LTIP program has three-year performance goals.	☒ **No Supplemental Retirement Benefits.** We do not have any supplemental retirement benefit plans for any of our executives.
☑ **Pre-Established Targets.** Our AIP and LTIP goals are set by the Compensation Committee at the beginning of the applicable performance period.	

CONSIDERATION OF THE 2017 SAY-ON-PAY VOTE

At our 2017 Annual Meeting, stockholders showed strong support for our executive compensation program with approximately 83% of the votes cast approving our advisory say-on-pay resolution. Following the 2017 Annual Meeting, the Compensation Committee considered stockholder feedback to help inform its executive compensation decisions. Based in part on feedback received following the 2017 Annual Meeting, we amended our executive severance agreements to remove the CIC excise and COBRA-related tax reimbursement (or "gross-up") payments provided for under the prior executive severance agreements.

PHILOSOPHY OF OUR EXECUTIVE COMPENSATION PROGRAM

Our executive compensation program is designed to attract, motivate, develop, and retain the right talent, in the right places, at the right time. We strive to provide a total compensation package to our executives that is competitive with employers who compete with us for talent and equitable among our internal workforce, balancing pay-for-performance alignment with retention considerations. This means that even during temporary downturns in either the foodservice distribution industry or the general economy, our program is designed to appropriately incentivize our executives to stay committed to executing against our long-range plan and increasing our long-term stockholder value.

The following guiding principles form the basis of our executive compensation philosophy:

- Appropriately **balance annual and long-term incentive compensation opportunities** to align with our goals, priorities and the creation of stockholder value;
- **Balance risk and reward** to encourage sustainable financial performance; and
- Offer fiscally responsible programs that **ensure accountability in meeting our performance goals.**

COMPONENTS AND OBJECTIVES OF OUR EXECUTIVE COMPENSATION PROGRAM

Our executive compensation program is built upon the following framework:

ANNUAL CASH COMPENSATION

Component	Description of Component	Objective of Component	Setting of Component
Base Salary	Fixed amount based on level of responsibility, experience, tenure, qualifications and, when applicable, individual performance.	■ Attracts talent and supports retention. Forms basis for AIP target award.	■ Determined based on competitive market data and considering individual experience, qualifications, and, when applicable, individual performance. ■ Performance evaluations are used as an eligibility threshold for determining annual base salary increases.
Annual Incentive Plan Award	Variable, performance-based annual cash bonus that is designed to reward executive officers for achieving annual financial performance goals. Payment of the AIP award is based on achievement of annual financial performance goals – for fiscal 2017, Adjusted EBITDA and Net Debt.	■ Links executive pay and our financial performance. ■ Drives the achievement of annual business objectives.	■ AIP targets percentages are set based on competitive market data. ■ AIP performance goals are constructed with input from Company management and the independent compensation consultant, with target performance representing attainable performance and maximum performance representing extraordinary performance. ■ Note: Adjusted EBITDA is a metric in both our AIP and LTIP due to its significance in our business.

LONG-TERM EQUITY INCENTIVE COMPENSATION

Component	Description of Component	Objective of Component	Setting of Component
Long-Term Incentive Plan Award	Executives, receive grants of time-based stock options, time-based RSUs and performance-based RSAs. Vesting of the performance-based RSAs award is based on achievement of three-year financial performance goals – for fiscal 2017, Adjusted EBITDA and Adjusted ROIC.	■ Links executive pay and our financial performance. ■ Designed to support our long-range plan by providing executives with an ownership stake in our Company as well as an opportunity to build future wealth.	■ LTIP target grant values are determined based on competitive market data. ■ LTIP performance goals are determined with input from Company management and the independent consultant and are based on our long-range growth plans. ■ Note: Adjusted EBITDA is a metric in both our AIP and LTIP due to its significance in our business.

HOW WE MAKE COMPENSATION DECISIONS

The Compensation Committee, in consultation with management and its independent compensation consultant, regularly evaluates whether our executive compensation program reinforces our pay-for-performance philosophy and enhances long-term stockholder value creation.

COMMITTEE OVERSIGHT

The Compensation Committee, made up of non-employee directors, is responsible for overseeing our executive compensation program. The Compensation Committee determines and approves all compensation for our NEOs. Although our Nominating and Corporate Governance Committee evaluates the CEO's performance and sets his goals each fiscal year, the Compensation Committee approves all compensation awards and payout levels for our CEO based on that evaluation. In 2017, our CEO set his goals in consultation with the then-Chairman (in 2018, with the Chair of the Nominating and Corporate Governance Committee – also our Lead Independent Director) and provided a

self-assessment of his performance at year-end to the Chair of the Nominating and Corporate Governance Committee. Feedback was also solicited from the full Board in executive session, and this feedback was ultimately shared with the Compensation Committee to support its decisions regarding CEO compensation.

The Compensation Committee uses several resources and analytical tools when making decisions related to executive compensation. These resources are described below.

INDEPENDENT COMPENSATION COMMITTEE CONSULTANT

Meridian Compensation Partners, LLC ("Meridian") provides independent advice to the Compensation Committee in connection with matters pertaining to executive compensation. The scope of services Meridian provides includes:

- attending, as requested, select Compensation Committee meetings and associated preparation work;
- supporting our Compensation Committee's decision-making with respect to executive compensation matters;
- providing advice on our compensation peer group;

- providing competitive market studies; and
- updating our Compensation Committee on emerging best practices and changes in the regulatory and governance environment.

Meridian was engaged exclusively by the Compensation Committee and did not provide any services to management in fiscal 2017 that were unrelated to executive compensation.

After evaluating the information presented in accordance with the independence rules of the NYSE, the Compensation Committee concluded that Meridian was independent.

HUMAN RESOURCES DEPARTMENT

Our Human Resources Department provides benchmarking data (consisting of peer group analysis and supplemental external compensation survey data analysis) and recommendations with respect to annual base salary, AIP, and LTIP compensation decisions to the Compensation Committee. As requested by the Compensation Committee, our Human Resources Department works with Meridian to gather and analyze relevant competitive data and to identify and evaluate various alternatives for features of our executive compensation program.

ROLE OF CEO IN DETERMINING EXECUTIVE COMPENSATION

Our CEO assists the Compensation Committee by evaluating the performance of the other NEOs and recommending compensation levels. Our CEO also consults with management for recommendations related to the Company performance measures used in the AIP and LTIP. In preparing recommendations to the Compensation Committee, the CEO consults benchmarking data and other market surveys from

Meridian and the Human Resources Department, and structures his recommendations to adhere to the principles and objectives described in "Philosophy of our Executive Compensation Program."

Our CEO is not involved in discussions related to his own compensation.

USE OF COMPETITIVE DATA

We believe our executive compensation program should be competitive with the external market for executive talent. For the NEOs, we generally construct external market comparison points by examining peer group proxy data and compensation market survey data and we generally target the median of base salary, annual cash incentive payment and long-term equity incentive ranges for similar

executive positions in our peer group. Although the elements of our compensation packages are benchmarked against the market, the Compensation Committee believes in the importance of retaining flexibility in structuring our compensation programs and adjusting awards for the evolving business environment.

Periodically, Meridian and the Compensation Committee review the peer group to evaluate whether it continues to reflect companies that are similar to us in business, size and complexity and with which we compete for top executive talent. In selecting our peer group:

- Only publicly traded U.S. companies and other companies that file periodic reports with the SEC were considered to ensure access to data.
- Potential peers were identified from the following categories:
  - food distributors;
  - non-food distributors in high-volume/low-margin businesses, such as trading companies and distributors, retail distributors, health care distributors, and technology distributors;
  - other food/staples retailers; and
  - food products companies.
- The list of potential peers was further narrowed based on comparable revenues and EBITDA margin.

In August 2017, the Compensation Committee reconfirmed the inclusion of the following companies in the peer group used for executive pay and program benchmarking:

- The Andersons Inc.
- Arrow Electronics Inc.
- Avnet, Inc.
- Campbell Soup Company
- ConAgra Brands, Inc.
- Dean Foods Company
- Genuine Parts Company
- W.W. Grainger, Inc.
- Henry Schein, Inc.
- The Kraft Heinz Company
- Owens & Minor, Inc.
- Performance Food Group Company
- SpartanNash Company
- Synnex Corporation
- Sysco Corporation
- Tech Data Corporation
- Tyson Foods, Inc.
- United Natural Foods, Inc.
- WESCO International, Inc.

INTERNAL ANALYSIS IN SETTING COMPENSATION ELEMENTS

With respect to annual base salary, AIP awards and LTIP awards, the Compensation Committee also considers the internal equity of the compensation awarded by using comparisons within our Company based on, among other factors, role, title and relative responsibilities.

OVERVIEW OF ANNUAL INCENTIVE PLAN AWARD

The AIP is designed to offer opportunities for cash compensation tied directly to our Company's annual financial performance. We pay AIP awards in cash, with payments generally made in the first quarter of the fiscal year following the incentive year. NEOs are not eligible to receive an AIP award unless they were employed by the Company on December 31 of the incentive plan year.

Each year, the Compensation Committee approves the AIP design and awards. In March 2017, the Compensation Committee approved the AIP framework for fiscal 2017.

The framework for the fiscal 2017 AIP for our NEOs was based on the following:


Eligible Earnings
X
Annual Incentive Plan Target %
X
Business Performance Factor
=
2017 AIP Award
2017 base salary earnings
Percentage of base salary earnings
Multiplier based on relative financial performance

Eligible Earnings is equal to the NEO's base salary earnings during the incentive plan year. If an NEO's salary changes during the year, those changes are reflected in the individual's eligible earnings for purposes of the AIP.

AIP Target Percentage is the individual percentage by which we determine the NEO's target award or award the NEO would receive if the target level of performance was achieved. The individual AIP Target Percentages are based on market-competitive data and are established as a percentage of eligible earnings. The eligible earnings multiplied by the AIP Target Percentage is also referred to as the "target award." The Compensation Committee designates individual AIP Target Percentages for each NEO at the beginning of each incentive plan year. If an individual's AIP Target Percentage changes during the year, the individual's AIP Target Percentage is prorated for that incentive plan year.

The *Business Performance Factor* is calculated based on Company performance against pre-established, annual adjusted EBITDA and Net Debt goals. The Business Performance Factor is multiplied by the target award for each NEO to arrive at the AIP award payout.

- Adjusted EBITDA is a metric that assesses our financial performance and for fiscal 2017 was assigned a 90% weight and a 150% maximum payout percentage. Adjusted EBITDA is a metric in both the AIP and LTIP because it is considered by management to be a significant measure of our performance.

■ Net Debt, determined for purposes of the AIP by calculating the average of the period-end Net Debt for the 13 periods beginning with the last period of the prior fiscal year, focuses on the reduction of our total company debt and for fiscal 2017 was assigned a 10% weight and a 120% maximum payout percentage.

The possible payout range of the fiscal 2017 AIP award was 0% to 147% of our NEO's target award based on the relative weightings assigned to the two performance goals comprising Business Performance Factor.

Prior to 2017, the AIP award could be modified based on extraordinary individual performance. The Compensation Committee believes that our executives should be awarded as a collective leadership team based on the Company's achievement of its performance goals. For this reason, the individual performance factor was eliminated from the 2017 AIP design for executives. The Compensation Committee retains the ability, however, to use negative discretion to reduce or eliminate an AIP award based on individual performance.

OVERVIEW OF LONG-TERM EQUITY INCENTIVE COMPENSATION

The LTIP is designed to provide an opportunity for wealth creation tied to our long-term performance. Our long-term equity incentives provide a balanced focus on both short-term and long-term goals for our NEOs. These incentives are important to recruiting, retention and motivation. LTIP awards are designed to compensate our NEOs for their long-term commitment to the Company, while motivating sustained increases in our financial performance and stockholder value. Moreover, the LTIP creates long-term incentive opportunities that are competitive with the opportunities offered by the companies with which we complete for talent.

Since our IPO, we have granted equity awards under the 2016 US Foods Holding Corp. Omnibus Incentive Plan (the "2016 Plan"). These awards are always granted with a per share price or exercise price for stock option awards equal to the "fair market value" of one share of our common stock on the date of grant. The 2016 Plan authorizes the Compensation Committee to grant stock options, stock appreciation rights, RSAs, restricted stock units ("RSUs"), other equity-based awards, and other cash-based awards.

LONG-TERM INCENTIVE PLAN AWARDS

In fiscal 2017, we introduced a new LTIP structure that the Compensation Committee believes is more market competitive and strengthens our executives' focus on long-term stockholder value creation by providing financial rewards for long-term operational success. For fiscal 2017, our NEOs received LTIP awards that were divided equally between performance-based RSAs, time-based RSUs and time-based stock options.

■ Performance-based RSAs may be earned based on our relative achievement of average annual Adjusted EBITDA growth and Adjusted Return on Invested Capital (ROIC) at the end of a three-year performance period, subject to the NEO's continued service through the vesting date. The performance goals are consistent with our long-range plan for the three-year performance period and are set at the beginning of the period.

■ Time-based RSUs vest ratably over three years, subject to the NEO's continued service through the vesting date.

■ Time-based Stock Options vest ratably over three years, subject to the NEO's continued service through the vesting date. Stock options may expire 10 years from the grant date.

2017 LTIP PERFORMANCE GOALS



30% Adjusted ROIC Growth

70% Adjusted EBITDA Growth

	Threshold	Target	Maximum
Payout (% of target)	50%	100%	200%

OVERVIEW OF THE FISCAL 2017 EXECUTIVE COMPENSATION PROGRAM

Mr. Khan resigned his employment with the Company effective February 16, 2017, and as a result, was not eligible to receive a base salary increase, 2017 AIP award or 2017 LTIP award.

BASE SALARY

The table below shows the base salary of each of our NEOs that was approved by the Compensation Committee.

Named Executive Officer	Fiscal 2016 Base Salary	Fiscal 2017 Base Salary	Increase	Rationale
Pietro Satriano	$ 900,000	$ 1,000,000	11.1%	Merit[1]
Dirk J. Locascio	$ 330,000	$ 500,000	51.5%	Promotion to CFO
Andrew Iacobucci	$ N/A	$ 600,000	—	New Hire in 2017[2]
Kristin M. Coleman	$ N/A	$ 575,000	—	New Hire in 2017[2]
Keith D. Rohland	$ 510,000	$ 525,000	2.9%	Merit[3]
Fareed A. Khan	$ 650,000	$ 650,000	—	Resigned February 2017

(1) In consultation with Meridian, the Compensation Committee approved an increase to Mr. Satriano's fiscal 2017 base salary based on his performance and supported by CEO competitive base salary data of our peer group.

(2) Mr. Iacobucci's and Ms. Coleman's starting salaries were approved by the Compensation Committee based on competitive market data for their respective roles.

(3) In consultation with Meridian and the CEO, the Compensation Committee approved an increase to Mr. Rohland's base salary based on his performance and competitive base salary data of our peer group.

FISCAL 2017 ANNUAL INCENTIVE PLAN AWARD

The eligible earnings, AIP Target Percentages, and AIP target awards for our NEOs for fiscal 2017 were as follows:

Named Executive Officer	Fiscal 2017 Eligible Earnings	Fiscal 2017 AIP Target (% of Base Salary)	Fiscal 2017 AIP Target Award[1]
Pietro Satriano	$ 971,233	150%	$ 1,456,849
Dirk J. Locascio	$ 483,699	72.6%[2]	$ 354,863
Andrew Iacobucci	$ 563,836	75%	$ 422,877
Kristin M. Coleman	$ 526,164	75%	$ 394,623
Keith D. Rohland	$ 520,685	75%	$ 390,514

(1) Individual components may not add to total presented due to rounding.

(2) Mr. Locascio's 2017 AIP Target Percentage is a weighted average based on his AIP Target Percentage before and after his promotion on February 6, 2017. His AIP Target Percentage was 50% from January 1, 2017 to February 5, 2017 and 75% for the remainder of 2017, which is aligned with the other NEOs, excluding the CEO.

BUSINESS PERFORMANCE FACTOR AND POTENTIAL PAYOUTS

The threshold, target and maximum targets and payout scales for each of the performance goals for the fiscal 2017 AIP are described in the table below. Our Compensation Committee believes the threshold and target levels of performance represent challenging but attainable Company performance, while the maximum target level represents exemplary and extremely challenging performance. Adjusted EBITDA performance is determined independently of Net Debt performance. As a result, it is possible that the payout for either measure, or both measures, could be zero.

	Adjusted EBITDA	Adjusted EBITDA (Payout Scale)	Adjusted EBITDA (Weighted Payout Scale)	Net Debt	Net Debt (Payout Scale)	Net Debt (Weighted Payout Scale)	Total Payout Scale
Threshold	$ 994,650,000	37.50%	33.75%	$3,778,736,794	37.50%	3.75%	37.5%
Target	$ 1,047,000,000	100.00%	90.00%	$3,589,799,954	100.0%	10.00%	100.0%
Maximum	$ 1,221,116,100	150.00%	135.00%	$3,536,748,723	120.00%	12.00%	147.0%

(1) Linear interpolation is used to determine the payout percentage when results fall between the threshold and target performance levels and between the target and maximum performance levels. Performance results that exceed the maximum performance level receive the maximum payout.

The following table reflects the calculation of the actual Business Performance Factor for fiscal 2017:

Performance Metric	Actual Performance as % of Target	Unweighted Payout	X	Component Weight	=	Weighted Payout
Adjusted EBITDA[1]	100.6%	101.9%		90%		91.7%
Net Debt[2]	102.4%	120.0%		10%		12%
FISCAL 2017 BUSINESS PERFORMANCE FACTOR						**103.7%**

(1)   The Adjusted EBITDA target was $1,047 million, and actual Adjusted EBITDA was $1,054 million (excluding the impact of acquisitions).
(2)   Our Net Debt for purposes of the Business Performance Factor was $3,504 million, which exceeded the maximum performance level of $3,537 million.

SUMMARY OF FISCAL 2017 AIP AWARDS

Based on the actual Business Performance Factor, the fiscal 2017 AIP awards approved by the Compensation Committee for and paid in March 2018 to the NEOs were as follows:

Name	Eligible Earnings	X	AIP Target Percentage	X	Business Performance Factor	=	Fiscal 2017 AIP Award[1]
Pietro Satriano	$ 971,233		150%		103.7%		$ 1,510,837
Dirk J. Locascio	$ 483,699		72.6%		103.7%		$ 368,013
Andrew Iacobucci	$ 563,836		75%		103.7%		$ 438,548
Kristin M. Coleman	$ 526,164		75%		103.7%		$ 409,247
Keith D. Rohland	$ 520,685		75%		103.7%		$ 404,985

(1)   Individual components may not add to total presented due to rounding.

OTHER CASH BONUSES PAID IN FISCAL 2017

In connection with their offers of employment, the Compensation Committee approved new hire sign-on bonuses in the amount of $300,000 to Mr. Iacobucci and $450,000 to Ms. Coleman to induce each to accept our offer of employment.

FISCAL 2017 LTIP AWARDS

In fiscal 2017, our NEOs received a LTIP award consisting of performance-based RSAs, time-based RSUs and time-based stock options, effective June 3, 2017, under the 2016 Plan.



2017 LTIP MIX

33.3% Performance-Based RSAs

33.3% Time-Based RSUs

33.3% Time-Based Stock Options

The total 2017 target grant value and the number of RSAs, RSUs and stock options that were awarded to the NEOs, and their vesting conditions are detailed below:

Named Executive Officer	2017 Target Grant Value	Number of Time-Based Stock Options[1]	Number of Time-Based RSUs[1]	Number of Performance-Based RSAs[2]
Pietro Satriano	$ 4,000,000	133,869	43,875	43,875
Dirk J. Locascio	$ 750,000	25,101	8,227	8,227
Andrew Iacobucci	$ 750,000	25,101	8,227	8,227
Kristin M. Coleman	$ 750,000	25,101	8,227	8,227
Keith D. Rohland	$ 1,000,000	34,468	10,969	10,969

(1) The number of RSUs awarded was calculated using the fair market value of our common stock on the grant date, and the number of stock options awarded was calculated using the Black-Scholes value of the stock option award on the grant date. The time-based stock options are divided into three equal tranches, each vesting on an anniversary of the grant date, subject to the NEO's continued service through the vesting date. The grant date fair value of the awards is reported in the 2017 Summary Compensation Table and the 2017 Grants of Plan-Based Awards table below.

(2) The number of RSAs awarded was calculated using the fair market value of our common stock on the grant date. The performance-based RSAs may be earned based on the Company's relative achievement of year-over-year Adjusted EBITDA and Adjusted ROIC growth goals during the three-year performance period ending at the end of fiscal 2019, subject to the NEO's continued service through the vesting date. The RSAs are awarded assuming the maximum performance level (which is 200%) with any RSAs not earned being forfeited.

VESTING OF PRIOR PERFORMANCE-BASED AWARDS FOR FISCAL 2017

Prior to fiscal 2017, the Compensation Committee awarded a mix of 50% time-based and 50% performance-based equity, each which vests in four equal tranches. The Compensation Committee sets annual Adjusted EBITDA performance goals for each tranche of these outstanding performance-based equity awards. Accordingly, one tranche of each of the performance-based equity awards awarded in fiscal 2015 and fiscal 2016 was subject to performance goals set in fiscal 2017. The Adjusted EBITDA target for fiscal 2017 was $1,047 million, while actual Adjusted EBITDA for fiscal 2017 was $1,054 million, excluding the impact of acquisitions.

The following performance-based equity awards were deemed to have been granted in fiscal 2017 when the performance goal was set by the Compensation Committee for the fiscal 2017 performance period. These performance-based equity awards were earned on February 23, 2018, when the Compensation Committee certified achievement of the fiscal 2017 performance goal, and will vest on June 3, 2018 (except where otherwise noted):

Named Executive Officer	2015 LTIP Award		2016 LTIP Award	
	Number of Performance-based Stock Options Awarded	Number of Performance-based RSUs Awarded	Number of Performance-based Stock Options Awarded	Number of Performance-based RSUs Awarded
Pietro Satriano	50,309[1]	6,430	42,939	4,045
Dirk J. Locascio	910	481	1,193	337
Keith D. Rohland	9,105	1,606	10,735	1,011

(1) 13,888 performance-based stock options vested and became exercisable as of December 31, 2017.

For more information about the grant of these awards, the number of equity awards that have been awarded, but not yet earned, and the status of these awards on December 30, 2017, see the 2017 Grants of Plan-Based Awards table and the Outstanding Equity Awards at 2017 Fiscal Year-End table below.

OTHER LTIP AWARDS IN FISCAL 2017

In connection with their offers of employment, Mr. Iacobucci and Ms. Coleman each received a one-time equity award of time-based RSUs in the amount of $500,000 and 400,000, respectively, to induce each to accept our offer of employment. The time-based RSUs are divided into four equal tranches and vest on each of the anniversaries of their grant date, contingent upon the executive's continued service with the Company.

EXECUTIVE SEVERANCE AGREEMENTS

Each of our NEOs is employed "at will" and has no defined term of employment with us. Each of our NEOs has an executive severance agreement with the Company. These agreements outline additional compensation considerations in the event of (1) the executive's termination by the Company other than for "cause," or (2) termination by the executive with "good reason." The severance agreements are designed to provide standard protections to both the executive and us and help us to ensure continuity and aid in recruitment and retention. We believe that reasonable severance benefits are appropriate to protect the NEOs against circumstances over which he or she does not have control, and also provide us with additional consideration for the promises of non-disclosure, non-competition, non-solicitation and non-interference.

These are the key terms of the executive severance agreements in effect at the end of 2017:

- **Severance Benefits.** In the event of a qualifying termination and subject to the execution of a release, severance benefits include: (i) accrued and unpaid base salary through the date of termination, (ii) pro-rated AIP award for the year of termination, (iii) salary continuation for 18 months (24 months for Mr. Satriano), (iv) a fixed bonus equal to the product of the executive's average AIP Target Percentage for the prior two years, then-current AIP Target Percentage, base salary, and a multiple of 1.5 (2.0 for Mr. Satriano), payable in equal annual installments for 18 months (24 months in the case of Mr. Satriano), and (v) COBRA benefit continuation.

- **Restrictive Covenants.** If an executive becomes entitled to severance benefits, the executive is subject to certain non-competition, non-solicitation and non-disparagement covenants. Additionally, the executive must maintain the confidentiality of, and refrain from disclosing or using, our trade secrets for any period of time as the information remains a trade secret under applicable law, and our confidential information at all times.

- **Clawback of Severance Benefits.** The executive's severance benefits will be "clawed back" if he or she violates any of the above restrictive covenants or in the event of a material financial restatement attributable to the covered executive's fraud.

A change in control of the Company, by itself (without a qualifying termination), does not trigger any severance benefits under our executive severance agreements.

Effective January 3, 2018, we amended our executive severance agreements with the following key changes:

- Eliminated the excise tax gross up and replaced it with a best net approach.
- Removed the gross-up on the COBRA benefit continuation payment.
- Increased the fixed bonus multiple for terminations following a change in control to align with market practice.
- Updated the fixed bonus portion to eliminate the average of the prior two years' AIP Target Percentage.

EXECUTIVE COMPENSATION RECOUPMENT POLICY

Our Executive Compensation Recoupment Policy provides that in the event of a restatement of our financial results due to the material noncompliance with any financial reporting requirement under the federal securities laws, we will use reasonable efforts to recover the amount of any excess incentive-based compensation paid to any current or former executive officer during the previous three fiscal years, including, but not limited to, compensation received under the AIP and any long-term equity incentive compensation plan. The Compensation Committee has the sole discretion, subject to applicable law, to determine the form and timing of the recoupment. This may include repayment from the AIP participant and/or equity incentive grant participant, or an adjustment to the payout of a future incentive award.

EXECUTIVE STOCK OWNERSHIP PROGRAM

On June 1, 2017, we implemented stock ownership guidelines for our executives and other senior leaders in the organization in an effort to increase each executive's equity stake in US Foods and more closely align their financial interests with those of our stockholders. This program requires stock ownership guideline multiples of six times base salary for the CEO and three times base salary for the other NEOs and members of the executive leadership team.

Executives have five years from the later of the effective date of the Stock Ownership Guidelines Policy or recent promotion/hire date to comply with the new stock ownership guidelines. All of our NEOs were in compliance with the guidelines at the end of the 2017 fiscal year.

COMPENSATION COMMITTEE REPORT

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management of the Company. Based on the review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and the Company's annual report on Form 10-K for the fiscal year ended December 30, 2017.

Compensation Committee

Court D. Carruthers, Chairman
David M. Tehle

EXECUTIVE COMPENSATION

2017 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus[1] ($)	Stock Awards[2] ($)	Option Awards[2] ($)	Non-Equity Incentive Plan Compensation[3] ($)	All Other Compensation[4] ($)	Total ($)
Pietro Satriano Chairman and Chief Executive Officer	2017	971,233	—	2,955,099	2,637,082	1,510,837	30,268	8,104,519
	2016	900,000	250,000	588,944	1,750,234	1,234,921	29,868	4,753,967
	2015	688,493	1,750,000	492,196	2,068,129	786,393	19,950	5,805,161
Dirk J. Locascio Chief Financial Officer	2017	483,699	—	522,558	278,132	368,013	28,696	1,681,098
Andrew Iacobucci Chief Merchandising Officer	2017	563,836	300,000	1,000,058	250,006	438,548	113,657	2,666,105
Kristin M. Coleman Executive Vice President, General Counsel and Chief Compliance Officer	2017	526,164	450,000	900,065	250,006	409,247	28,596	2,564,078
Keith D. Rohland Chief Information Officer	2017	520,685	—	738,742	600,773	404,985	30,268	2,295,453
	2016	499,863	387,500	161,761	446,969	441,449	29,868	1,937,410
	2015	475,000	737,500	135,937	454,508	384,600	20,248	2,207,793
Fareed A. Khan Former Chief Financial Officer	2017	81,918[5]	—	—	—	—	21,968	103,886
	2016	635,519	487,500	140,678	459,045	523,098	29,868	2,275,708
	2015	600,000	550,000	117,187	413,753	485,811	22,600	2,189,351

(1) The amounts shown for 2017 represent sign-on bonuses paid to Mr. Iacobucci and Ms. Coleman.

(2) These amounts represent the grant date fair value of equity grants of performance-based RSAs, RSUs and stock options granted to the NEOs in 2017. For each of Messrs. Satriano, Locascio and Rohland, these amounts also include one tranche of each of the performance-based LTIP awards awarded in fiscal 2015 and fiscal 2016 which were deemed to have been granted in 2017 when the performance goal was set by the Compensation Committee for the fiscal 2017 performance period. The grant date fair values have been calculated in accordance with FASB ASC 718 using (a) for the RSAs and RSUs, the fair market value of our common stock on the grant date and (b) for the stock options, the calculated Black-Scholes value of our common stock on the grant date. See Note 15 to the Company's audited financial statements included in our Annual Report on Form 10-K for fiscal year ended December 30, 2017 for a discussion of the relevant assumptions used in calculating the amounts reported for the applicable year. For the performance-based RSAs, the fair value of the awards, assuming the highest level of performance is achieved, is as follows:

Name	Grant Date Fair Value ($)
Pietro Satriano	2,666,666
Dirk J. Locascio	500,000
Andrew Iacobucci	500,000
Kristin M. Coleman	500,000
Keith D. Rohland	666,666

(3) The amounts reported in this column for 2017 represent the fiscal 2017 AIP award payments based on an actual payout at 103.7% of target award. Awards were paid in March 2018. See "Compensation Discussion and Analysis—Fiscal 2017 Annual Incentive Plan Award—Summary of Fiscal 2017 AIP Awards."

(4) For each NEO, these amounts include: an annual executive allowance and a related tax reimbursement payment; a monthly cellular phone allowance; and matching contributions under the company's 401(k) plan to each NEO (including a $10,800 matching contribution to each of Mr. Satriano, Mr. Locascio, Ms. Coleman and Mr. Rohland). For Mr. Iacobucci, this amount also includes reimbursement of relocation expenses in the amount of $87,216 and a related tax reimbursement payment.

(5) Mr. Khan resigned effective February 16, 2017. The amount reported reflects his base salary of $650,000, pro-rated for the period in 2017 he was employed by the Company.

2017 GRANTS OF PLAN BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards (#)	All Other Option Awards (#)	Exercise Price of Option Awards ($/Sh)	Grant date Fair Value of Stock and Option Awards[2] ($)
		Threshold ($)	Target ($)	Max ($)	Threshold (#)	Target (#)	Max (#)				
Pietro Satriano		546,318	1,456,849	2,141,568							
2017 LTIP	6/3/2017				21,937[3]	43,875[3]	87,749[3]	43,875[4]	133,869[5]	30.39	4,000,057
Performance Options (2016 LTIP)	3/3/2017					42,939[6]				23.18	499,381
Performance RSUs (2016 LTIP)	3/3/2017					4,045[6]					111,359
Performance Options (2015 LTIP)	3/3/2017					36,421[6]				14.58	570,353
Performance RSUs (2015 LTIP)	3/3/2017					6,430[6]					177,018
Performance Options (2015)	3/3/2017					13,888[6]				12.56	234,013
Dirk J. Locascio		133,074	354,863	521,649							
2017 LTIP	6/3/2017				4,113[3]	8,227[4]	16,453[4]	8,227[5]	25,101[3]	30.39	750,044
Performance Options (2016 LTIP)	3/3/2017					1,193[6]				23.18	13,875
Performance RSUs (2016 LTIP)	3/3/2017					337[6]					9,278
Performance Options (2015 LTIP)	3/3/2017					910[6]				14.58	14,251
Performance RSUs (2015 LTIP)	3/3/2017					481[6]					13,242
Andrew Iacobucci		158,579	422,877	621,629							
2017 LTIP	6/3/2017				4,113[3]	8,227[3]	16,453[3]	8,227[4]	25,101[5]	30.39	750,044
Time-based RSUs (2017)	2/21/2017							18,097[7]			500,020
Kristin M. Coleman		147,984	394,623	580,096							
2017 LTIP	6/3/2017				4,113[3]	8,227[3]	16,453[3]	8,227[4]	25,101[5]	30.39	750,044
Time-based RSUs (2017)	2/21/2017							14,478[7]			400,027
Keith D. Rohland		146,443	390,514	574,055							
2017 LTIP	6/3/2017				5,484[3]	10,969[3]	21,938[3]	10,969[4]	33,468[5]	30.39	1,000,037
Performance Options (2016 LTIP)	3/3/2017					10,735[6]				23.18	124,848
Performance RSUs (2016 LTIP)	3/3/2017					1,011[6]					27,833
Performance Options (2015 LTIP)	3/3/2017					9,105[6]				14.58	142,584
Performance RSUs (2015 LTIP)	3/3/2017					1,606[6]					44,213
Fareed A. Khan	—	—	—	—	—	—	—	—	—	—	—

(1) As described above under "Compensation Discussion and Analysis—Overview of the Fiscal 2017 Executive Compensation Program—Fiscal 2017 Annual Incentive Plan Award," represents amounts payable under the AIP for fiscal 2017. Mr. Khan voluntarily resigned in February 2017, and was not eligible to receive a fiscal 2017 AIP award.

(2) This column reports the grant date fair value of the equity awards calculated in accordance with FASB ASC 718. See Footnote 2 of 2017 Summary Compensation Table, above.

(3) Represents performance-based RSAs granted to the NEOs (excluding Mr. Khan). As described above under "Compensation Discussion and Analysis—Overview of Long-Term Equity Incentive Compensation—Long-Term Incentive Plan Awards," these awards vest on the third anniversary of the grant date based on relative achievement of year-over-year Adjusted EBITDA and Adjusted ROIC growth goals during the three-year performance period ending at the end of fiscal 2019.

(4) Represents time-based RSUs granted to the NEOs (excluding Mr. Khan). These awards vest in three equal tranches on each anniversary of the grant date, subject to the executive's continued service with the Company.

(5) Represents time-based option awards granted to the NEOs (excluding Mr. Khan). These option awards vest in three equal tranches on each anniversary of the grant date, subject to the executive's continued service with the Company.

(6) As described above under "Compensation Discussion and Analysis—Overview of the Fiscal 2017 Executive Compensation Program—Fiscal 2017 LTIP Awards—Vesting of Prior Performance-Based Awards for Fiscal 2017," the Compensation Committee awarded performance-based stock options and performance-based RSUs in 2016 and 2015 that will vest only if we achieve Adjusted EBITDA goals set annually by the Compensation Committee for each tranche of the performance-based awards. Under relevant SEC reporting rules and FASB ASC 718, one tranche of each of the performance-based awards was deemed to have been granted when the performance goal was set on March 3, 2017.

(7) As described above under "Compensation Discussion and Analysis—Overview of the Fiscal 2017 Executive Compensation Program—Fiscal 2017 LTIP Awards—Other LTIP Awards in Fiscal 2017," the Compensation Committee granted one-time, time-based RSU awards in 2017 to Mr. Iacobucci and Ms. Coleman as a part of their offers for employment. These awards will vest in four equal installments on each anniversary of the grant date, subject to the executive's continued service with the Company.

OUTSTANDING EQUITY AWARDS AT 2017 FISCAL YEAR END

The following table provides information on each NEO's stock option, restricted stock and RSUs grants outstanding as of December 30, 2017:

Name	Date of Award	Option Awards					Stock Awards			
		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($)
Pietro Satriano	6/3/2017	—	133,869[2]	—	30.39	6/3/2027				
	6/23/2016	85,878[3][4]	128,817[3][4]	128,817[3][4]	23.18	6/23/2026				
	11/16/2015	145,686[3][5]	72,843[3][5]	72,843[3][5]	14.58	11/16/2025				
	8/21/2015	83,330[3][6]	13,889[3][6]	13,888[3][6]	12.56	8/21/2025				
	6/3/2013	93,847	—	—	12.56	6/3/2023				
	6/3/2017						43,875[7]	1,400,929	43,875[7]	1,400,929
	6/23/2016						12,134[3][8]	387,439	12,133[3][8]	387,407
	11/16/2015						12,860[3][9]	410,620	12,860[3][9]	410,620
Dirk J. Locascio	6/3/2017	—	25,101[2]	—	30.39	6/3/2027				
	6/23/2016	2,385[3][4]	3,579[3][4]	3,578[3][4]	23.18	6/23/2026				
	11/16/2015	3,641[3][5]	1,821[3][5]	1,820[3][5]	14.58	11/16/2025				
	6/3/2013	9,385	—	—	12.56	6/3/2023				
	5/27/2011	55,552	—	—	9.86	5/27/2021				
	11/23/2010	7,403	—	—	8.51	11/23/2020				
	6/3/2017						8,227[7]	262,688	8,227[7]	262,688
	6/23/2016						1,012[3][8]	32,313	1,012[3][8]	32,313
	11/16/2015						965[3][9]	30,812	962[3][9]	30,717
Andrew Iacobucci	6/3/2017	—	25,101[2]	—	30.39	6/3/2027				
	6/3/2017						8,227[7]	262,688	8,227[7]	262,688
	2/21/2017						18,097[10]	577,837	—	—
Kristin M. Coleman	6/3/2017	—	25,101[2]	—	30.39	6/3/2027				
	6/3/2017						8,227[7]	262,688	8,227[7]	262,688
	2/21/2017						14,478[10]	462,283	—	—
Keith D. Rohland	6/3/2017	—	33,468[2]	—	30.39	6/3/2027				
	6/23/2016	21,469[3][4]	32,205[3][4]	32,204[3][4]	23.18	6/23/2026				
	11/16/2015	36,421[3][5]	18,211[3][5]	18,210[3][5]	14.58	11/16/2025				
	6/3/2013	75,073	—	—	12.56	6/3/2023				
	6/3/2017						10,969[7]	350,240	10,969[7]	350,240
	6/23/2016						3,034[3][8]	96,876	3,034[3][8]	96,876
	11/16/2015						3,215[3][9]	102,655	3,213[3][9]	102,591
Fareed A. Khan[11]	—	—	—	—	—	—	—	—	—	—

(1) The aggregate market value is calculated using $31.93 the fair market value of our common stock on December 29, 2017.

(2) These June 3, 2017 option awards are divided into three equal tranches and vest in three equal installments on each anniversary of the grant date, subject to the executive's continued employment with the Company.

(3) These equity awards are divided into four equal tranches with the time-based awards vesting in four equal installments on each anniversary of the grant date, subject to the executive's continued employment with the Company, and the performance-based awards vesting in four equal installments on each anniversary of the grant date, based on the Company's achievement of an Adjusted EBITDA performance goal for each fiscal year ending immediately prior to the vesting date. The Compensation Committee will set annual performance conditions for each tranche of the outstanding performance awards. The grant date fair value reflecting one tranche of each fiscal 2015 and fiscal 2016 performance award for each NEO is reported in the 2017 Summary Compensation Table and the 2017 Grants of Plan-Based Awards table above. The remaining tranches will have a grant date fair value and be reported in the year in which the relevant performance goal is set. See "Compensation Discussion and Analysis — Overview of the Fiscal 2017 Executive Compensation Program — Fiscal 2017 LTIP Awards — Vesting of Prior Performance-Based Awards for fiscal 2017."

(4) These equity awards consist of the June 23, 2016 stock option awards shown below.

NEO	Time-Based Stock Options Awarded	Performance-Based Stock Options Awarded
Pietro Satriano	171,756	171,756
Dirk J. Locascio	4,771	4,771
Keith D. Rohland	42,939	42,939

(5) These equity awards consist of the November 16, 2015 stock option awards shown below.

NEO	Time-Based Stock Options Awarded	Performance-Based Stock Options Awarded
Pietro Satriano	145,687	145,685
Dirk J. Locascio	3,642	3,640
Keith D. Rohland	36,422	36,420

(6) These equity awards consist of the August 21, 2015 stock option awards shown below.

NEO	Time-Based Stock Options Awarded	Performance-Based Stock Options Awarded
Pietro Satriano	55,555	55,552

(7) These stock awards consist of time-based RSUs and performance-based RSAs. The time-based RSUs are divided into three equal tranches and vest in equal installments on each anniversary of the grant date, subject to the executive's continued employment with the Company. The performance-based RSAs vest based on our relative achievement of a three-year Adjusted EBITDA growth goal which has a 70 percent weight, and a return on invested capital growth goal which has a 30 percent weight. The performance goals are cumulative and cannot be measured on an interim basis, and therefore, the number and market value of the RSAs reflected in this table are based on achieving target performance goals.

(8) These stock awards consist of the three unvested tranches of the June 23, 2016 RSU awards shown below.

NEO	Time-Based RSUs Awarded	Performance-Based RSUs Awarded
Pietro Satriano	16,178	16,178
Dirk J. Locascio	1,349	1,349
Keith D. Rohland	4,045	4,045

(9) These stock awards consist of the two unvested tranches of the November 16, 2015 RSU awards shown below and dividend equivalent units that accrued when the Company made a one-time, special cash distribution to our stockholders of record on January 4, 2016.

NEO	Time-Based RSUs Awarded	Performance-Based RSUs Awarded
Pietro Satriano	20,576	20,576
Dirk J. Locascio	1,543	1,543
Keith D. Rohland	5,144	5,141

(10) These stock awards consist of one-time, time-based RSUs and are divided into four equal tranches that vest in equal installments on each anniversary of the grant date, subject to the executive's continued service with the Company.

(11) Mr. Khan resigned effective February 16, 2017. He had no equity awards outstanding at the end of fiscal 2017.

2017 OPTION EXERCISES AND STOCK VESTED

The following table provides information on stock option exercises and the vesting of stock awards during fiscal 2017 for each of the NEOs.

| Name | Option Awards | | Stock Awards | |
	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)[1]
Pietro Satriano	251,850	4,770,039	24,566	746,561
Dirk J. Locascio	—	—	2,722	82,722
Andrew Iacobucci	—	—	—	—
Kristin M. Coleman	—	—	—	—
Keith D. Rohland	103,701	1,738,029	8,128	247,010
Fareed A. Khan	110,802	1,592,005	—	—

(1) The value realized on vesting is calculated by multiplying the number of shares of stock that vested by the fair market value of US Foods common stock on the vesting date; $30.39 for RSUs vesting on June 3, 2017.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The tables below reflect potential payments to each of our NEOs in the various termination and change-in-control scenarios discussed above. This is based on compensation, benefit, and equity levels in effect on, and assuming the scenario will be effective as of, December 29, 2017 (the last business day of fiscal 2017).

The tables report only amounts that are increased, accelerated or otherwise paid or owed as a result of the applicable scenario. If any payments or benefits in connection with a Change in Control (as defined in Section 280G of the Internal Revenue Code) would be subject to the "golden parachute" excise tax under federal income tax rules, under the prior version of our executive severance agreements, we would have been required to pay an

additional amount to the NEO to cover any excise and other income taxes resulting from this payment. We are no longer required to reimburse these taxes, effective January 3, 2018.

The tables also exclude any amounts that are available generally to all salaried employees and do not discriminate in favor of our NEOs. The amounts shown are merely estimates. We cannot determine actual amounts to be paid until a termination or change in control scenario occurs.

Mr. Khan is not included in the tables below because he resigned effective February 16, 2017. Mr. Khan did not receive any payments or benefits upon termination other than base salary accrued through his termination date.

PIETRO SATRIANO

CHAIRMAN AND CHIEF EXECUTIVE OFFICER

	Voluntary Termination		Involuntary Termination					
Payments and Benefits Payable Upon Termination	Good Reason	Retirement[1]	For Cause	Not For Cause	Change in Control	Change in Control (effective 1/3/2018)	Total and Permanent Disability or Death	Change in Control
Cash Compensation[2]	$ 5,265,920	$ —	$ —	$ 5,265,920	$ 5,265,920	$ 6,250,000	$ —	$ —
Long-term Equity Incentives[3]	—	—	—	—	10,462,131	10,462,131	2,212,487	1,943,476
Benefits								—
LTD Insurance Payment[4]	—	—	—	—	—	—	1,152,000	—
Health and Welfare Benefits Continuation[5]	56,695	—	—	56,695	56,695	47,528	—	—
Excise Tax Gross-Up (eliminated effective 1/3/2018)[6]	—	—	—	—	6,404,827	—	—	—
TOTAL	$ 5,322,615	$ —	$ —	$ 5,322,615	$ 22,189,573	$ 16,759,659	$ 3,364,487	$ 1,943,476

DIRK J. LOCASCIO

CHIEF FINANCIAL OFFICER

	Voluntary Termination		Involuntary Termination					
Payments and Benefits Payable Upon Termination	Good Reason	Retirement[1]	For Cause	Not For Cause	Change in Control	Change in Control (effective 1/3/2018)	Total and Permanent Disability or Death	Change in Control
Cash Compensation[2]	$ 1,362,360	$ —	$ —	$ 1,362,360	$ 1,362,360	$ 1,750,000	$ —	$ —
Long-term Equity Incentives[3]	—	—	—	—	815,983	815,983	62,343	62,407
Benefits								—
LTD Insurance Payment[4]	—	—	—	—	—	—	2,024,000	—
Health and Welfare Benefits Continuation[5]	47,938	—	—	47,938	47,938	39,884	—	—
Excise Tax Gross-Up (eliminated effective 1/3/2018)[6]	—	—	—	—	987,787	—	—	—
TOTAL	$ 1,410,298	$ —	$ —	$ 1,410,298	$ 3,214,068	$ 2,605,867	$ 2,086,343	$ 62,407

ANDREW IACOBUCCI

CHIEF MERCHANDISING OFFICER

Payments and Benefits Payable Upon Termination	Voluntary Termination		Involuntary Termination				Total and Permanent Disability or Death	Change in Control
	Good Reason	Retirement[1]	For Cause	Not For Cause	Change in Control	Change in Control (effective 1/3/2018)		
Cash Compensation[2]	$ 1,634,832	$ —	$ —	$ 1,634,832	$ 1,634,832	$ 2,100,000	$ —	$ —
Long-term Equity Incentives[3]	—	—	—	—	1,141,869	1,141,869	—	—
Benefits								—
LTD Insurance Payment[4]	—	—	—	—	—	—	1,536,000	—
Health and Welfare Benefits Continuation[5]	18,108	—	—	18,108	18,108	15,066	—	—
Excise Tax Gross-Up (eliminated effective 1/3/2018)[6]	—	—	—	—	—	—	—	—
TOTAL	**$ 1,652,940**	**$ —**	**$ —**	**$ 1,652,940**	**$ 2,794,809**	**$ 3,256,935**	**$ 1,536,000**	**$ —**

KRISTIN M. COLEMAN

EXECUTIVE VICE PRESIDENT, GENERAL COUNSEL AND CHIEF COMPLIANCE OFFICER

Payments and Benefits Payable Upon Termination	Voluntary Termination		Involuntary Termination				Total and Permanent Disability or Death	Change in Control
	Good Reason	Retirement[1]	For Cause	Not For Cause	Change in Control	Change in Control (effective 1/3/2018)		
Cash Compensation[2]	$ 1,566,714	$ —	$ —	$ 1,566,714	$ 1,566,714	$ 2,012,500	$ —	$ —
Long-term Equity Incentives[3]	—	—	—	—	1,026,315	1,026,315	—	—
Benefits								—
LTD Insurance Payment[4]	—	—	—	—	—	—	1,664,000	—
Health and Welfare Benefits Continuation[5]	46,990	—	—	46,990	46,990	39,095	—	—
Excise Tax Gross-Up (eliminated effective 1/3/2018)[6]	—	—	—	—	—	—	—	—
TOTAL	**$ 1,613,704**	**$ —**	**$ —**	**$ 1,613,704**	**$ 2,640,019**	**$ 3,077,910**	**$ 1,664,000**	**$ —**

KEITH D. ROHLAND

CHIEF INFORMATION OFFICER

Payments and Benefits Payable Upon Termination	Voluntary Termination		Involuntary Termination				Total and Permanent Disability or Death	Change in Control
	Good Reason	Retirement[1]	For Cause	Not For Cause	Change in Control	Change in Control (effective 1/3/2018)		
Cash Compensation[2]	$ 1,430,478	$ —	$ —	$ 1,430,478	$ 1,430,478	$ 1,837,500	$ —	$ —
Long-term Equity Incentives[3]	—	—	—	—	2,346,493	2,346,493	418,535	418,616
Benefits								—
LTD Insurance Payment[4]	—	—	—	—	—	—	1,616,000	—
Health and Welfare Benefits Continuation[5]	28,091	—	—	28,091	28,091	23,371	—	—
Excise Tax Gross-Up (eliminated effective 1/3/2018)[6]	—	—	—	—	1,540,402	—	—	—
TOTAL	**$ 1,458,569**	**$ —**	**$ —**	**$ 1,458,569**	**$ 5,345,464**	**$ 4,207,364**	**$ 2,034,535**	**$ 418,616**

(1) Retirement is not treated differently from any other voluntary termination without good reason under any of our compensation plans or agreements with our NEOs.

(2) Cash compensation payable includes: (i) all accrued but unpaid base salary through the date of the NEO's termination of active employment; (ii) AIP award for the year of termination, prorated to the date of termination and based on actual performance of the current year AIP; (iii) continuation of base salary, as in effect immediately before the termination, for 18 months (24 months in the case of Mr. Satriano), and effective January 3, 2018, for 24 months (30 months in the case of Mr. Satriano) following a Change in Control; and (iv) fixed bonus paid in equal installments for 18 months (24 months in the case of Mr. Satriano) based on the two-year average attainment of AIP performance applied to the NEO's then-current AIP target award multiplied by 1.5 (2.0 in the case of Mr. Satriano), and effective January 3, 2018, multiplied by 2.0 (2.5 in the case of Mr. Satriano) following a Change in Control. These amounts do not include the value of any outplacement benefit.

(3) The amounts shown include (i) the difference between the exercise prices of unvested stock options that would immediately vest and become exercisable multiplied by the number of such unvested stock options and (ii) the number of outstanding RSUs that would immediately vest, each multiplied by the closing price of our common stock on December 29, 2017 (the last business day of fiscal 2017, as reported on the NYSE). Under our equity award agreements in the event of death or permanent disability, with respect to each NEO:

    (i) the portion of the time-based equity that would have become exercisable on the next scheduled vesting date if the NEO had remained employed with us through that date will become vested and exercisable; and

    (ii) the portion of the performance-based equity that would have become vested, and in the case of a stock option, exercisable, during the fiscal year in which the NEO's employment ends, if the NEO had remained employed with us through that date, will remain outstanding through the date we determine whether the applicable performance targets are met for that fiscal year. If such performance targets are met, such portion of the performance-based equity will become vested, and in the case of a stock option, exercisable, on such performance-vesting determination date. Otherwise, such portion will be forfeited.

In the event of a Change in Control, under the 2016 Plan, all equity will vest and become immediately exercisable immediately prior to a Change in Control if (a) it would not otherwise be continued, converted, assumed, or replaced by our Company or a successor entity, or (b) if an NEO is terminated without cause or resigns for good reason within the eighteen (18)-month period immediately following a Change in Control. The time-based awards granted under our 2007 Stock Incentive Plan for Key Employees of USF Holding Corp. and its Affiliates (now terminated with respect to future awards) vest immediately prior to a Change in Control.

(4) In the event of death, each NEO's beneficiary will receive payments under our basic life insurance program in an amount up to a maximum of $1,500,000. If a NEO chose to participate in the supplemental life/AD&D insurance program, that person's beneficiary will receive payments up to a maximum of $3,500,000. We have included in the tables above amounts that the NEO would receive under our enhanced Long-Term Disability (LTD) insurance program. Under the enhanced program, the benefit is increased from 60% of monthly earnings to 66 2/3% of monthly earnings. Each NEO who has elected Long Term Disability Insurance coverage would exceed the $20,000 monthly maximum benefit under the enhanced Long-Term Disability Plan. Thus, this amount is reflective of the difference between the maximum benefits under the Long-Term Disability Plan and the enhanced Long-Term Disability Plan ($8,000) multiplied the number of months until retirement age under the Social Security Act.

(5) Benefit includes a lump sum payment to the NEO for the estimated cost of continuation of medical and dental coverage through COBRA for the NEO and his or her covered dependents (plus tax reimbursement) for 18 months (24 months in the case of Mr. Satriano). Effective January 3, 2018, in the event of an involuntary termination following a Change in Control (other than for cause) the lump sum payment has increased to cover the estimated cost for 24 months (30 months in the case of Mr. Satriano), and the tax reimbursement was eliminated.

(6) Benefit includes the reimbursement of taxes if payments trigger excess parachute payment excise tax. This benefit was eliminated effective January 3, 2018.

CEO PAY RATIO

As required by Item 402(u) of Regulation S-K, we are providing the following information:

For fiscal 2017, our last completed fiscal year:

- the median of the annual total compensation of all our employees (other than Mr. Satriano, our Chairman and Chief Executive Officer), was $72,142; and
- the annual total compensation of Mr. Satriano, our Chairman and Chief Executive Officer, was $8,119,040.

Based on this information, the ratio of the annual total compensation of our Chairman and Chief Executive Officer to the median of the annual total compensation of all our employees is 113 to 1.

To identify the median of the annual total compensation of all our employees, as well as to determine the annual total compensation of our median employee and our Chairman and Chief Executive Officer, we did the following:

(1) As of December 23, 2017, our employee population consisted of approximately 24,805 individuals with 100% of these individuals located in the United States.

(2) To find the median of the annual total compensation of all our employees (other than our Chairman and Chief Executive Officer), we used the amount of salary and wages from our payroll records as reported to the Internal Revenue Service on Form W-2 for fiscal 2017.

In the making this determination, we annualized the compensation of approximately 4,324 full-time employees who were hired in fiscal 2017 but did not work for us for the entire fiscal year. We did not include 680 employees that joined the Company in connection with acquisitions and 20 employees that were employed at the recently-closed Baltimore distribution center.

We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation.

(3) With respect to our median employee, we added together all of the elements of that employee's compensation for fiscal 2017 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K, resulting in annual total compensation of $72,142. The difference between the employee's salary, wages, and overtime pay and the employee's annual total compensation represents the estimated value of the employee's health care benefits (estimated for the employee and his or her eligible dependents at $9,707), a tax reimbursement of $77 for a non-cash award, and a special cash bonus in the amount of $1,020.

(4) With respect to the annual total compensation of our Chairman and Chief Executive Officer, we used the amount reported in the "Total" column of the 2017 Summary Compensation Table and added the estimated value of his health care benefits (estimated for him and his eligible dependents at $14,521).

PROPOSAL 2: ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Board recognizes that providing stockholders with an advisory vote on executive compensation can produce useful information on investors' views of the Company's executive compensation program. As a result, and in accordance with SEC rules, we are providing stockholders with the opportunity to cast an advisory vote on the compensation of our NEOs, as described under the headings "Compensation, Discussion and Analysis" and "Executive Compensation," beginning on page 18 of this proxy statement. Although the vote is advisory and non-binding on the Company and the Board and its committees, we value the opinions of our stockholders, and the Compensation Committee intends to consider this vote when making future compensation decisions.

As discussed under the "Compensation Discussion and Analysis" and "Executive Compensation" headings of this proxy statement, which we urge you to review carefully, our compensation principles and programs are designed to attract, motivate and retain key executives, who are crucial to achieving the Company's business objectives and maximizing stockholder value.

We believe our 2017 executive compensation decisions demonstrate our philosophy of aligning pay with performance and are supplemented by sound compensation policies and practices.

The Board strongly endorses our executive compensation program and unanimously recommends that our stockholders vote in favor of the following resolution:

"RESOLVED, that the stockholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers, as disclosed under the "Compensation Discussion and Analysis" and "Executive Compensation" headings of this proxy statement."

 THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THIS PROPOSAL.

PROPOSAL 3: APPROVAL OF AN AMENDMENT TO THE EMPLOYEE STOCK PURCHASE PLAN

The US Foods Holding Corp. Employee Stock Purchase Plan (as amended and restated, the "ESPP") was adopted by the Board and approved by the Company's stockholders on June 1, 2016. The Company is currently permitted to offer up to 1,250,000 shares of the Company's common stock under the ESPP. As of February 28, 2018, 430,692 shares of the Company's common stock remained available for issuance under the ESPP. At current participation levels, we estimate that, in the absence of an amendment to increase the number of shares that may be offered under the ESPP, all available shares could be exhausted by as early as September 1, 2018, depending on participation levels and the price of our common stock. If the proposed amendment (the "ESPP Amendment") is approved by our stockholders, the number of shares available under the ESPP will be increased by 3,500,000 shares to 4,750,000 shares of the Company's common stock. We believe that this increase in the number of shares available under the ESPP will enable eligible employees to purchase shares under the ESPP until approximately 2023 based on current participation levels and the current price of the Company's common stock.

The Board believes that approval of the ESPP Amendment is in the best interests of the Company and our stockholders. The ESPP Amendment will help give the Company the ongoing ability to attract and retain the employee and management talent necessary for the Company's continued success by enabling eligible employees to continue to acquire an interest in the Company by purchasing shares of the Company's common stock through payroll deductions.

DESCRIPTION OF THE ESPP

The following is a description of the ESPP, as proposed to be amended. This description is qualified in its entirety by reference to the second amended and restated ESPP, as modified to reflect the proposed amendment. A copy of the second amended and restated ESPP is attached to this Proxy Statement as Appendix B and incorporated herein by reference.

ADMINISTRATION

The ESPP is administered by the Compensation Committee. The Compensation Committee has full power to construe and interpret the ESPP and to establish and amend rules and regulations for its administration. All determinations of the Compensation Committee are final and binding.

AVAILABLE SHARES

As approved by our stockholders in 2016, the maximum number of shares of our common stock that can be issued under the ESPP is 1,250,000 shares, subject to adjustment by the Compensation Committee, as described below. As noted above, approximately 819,308 shares have already been acquired by employees under the ESPP and approximately 430,692 shares remain available as of February 28, 2018, and it is anticipated that all available shares under the ESPP could be purchased by as early as September 1, 2018, depending on participation levels and the price of our common stock. If our stockholders approve the ESPP Amendment, a total of 4,750,000 shares of the Company's common stock would be available under the ESPP, subject to adjustment, as described below. This represents an increase of 3,500,000 shares over the number of shares that would have been available in the absence of the ESPP Amendment.

ADJUSTMENTS

In the event of certain changes in the capitalization of the Company, such as mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits, combinations of shares, changes in our corporate structure or other relevant changes in capitalization that result in a change in the outstanding shares of the Company, the Compensation Committee will make equitable and proportionate anti-dilution adjustments to the number of shares of the Company's common stock available for purchase under the ESPP.

ELIGIBILITY

All employees of the Company and its subsidiaries are eligible to participate in the ESPP if they are employed by the Company or a subsidiary on the date on which the Compensation Committee grants an eligible employee the right to purchase shares of common stock (the "Offering Date"). An employee will not be entitled to participate in the ESPP if, immediately after the grant of an option under the ESPP, the employee would own 5 percent or more of the total combined voting power or value of all classes of stock of the Company or any of its subsidiaries. As of February 28, 2018, approximately 24,725 employees were eligible to participate in the ESPP.

PARTICIPATION

An eligible employee may enroll in the ESPP five (5) to fifteen (15) business days prior to an Offering Date by authorizing a payroll deduction on a form provided by the ESPP custodian, which authorization will become effective on the next Offering Date, provided that the Compensation Committee may adopt rules permitting payroll authorizations to become effective at other times. The ESPP allows payroll deductions to be made from a participant's pay on each payday of the "Offering Period" (as defined below) at a percentage rate between 1% and 10% of the participant's eligible compensation. The deduction rate may be reduced or increased at any time during an Offering Period by filing a new authorization form with the ESPP custodian, with such change being effective as soon as practicable. For purposes of the ESPP, an "Offering Period" is the period between the Offering Date and the date on which the shares of common stock are purchased. In addition, no employee may purchase shares of common stock that would exceed a fair market value of $25,000 for any calendar year in which the right is outstanding at any time, to be determined in the manner provided by the applicable provisions of the Internal Revenue Code.

PURCHASES

The Compensation Committee will specify the duration of each Offering Period, provided that no Offering Period may be shorter than one month or longer than 27 months. On the last day of each Offering Period, also referred to as the "Purchase Date," the Compensation Committee or an agent appointed by the Compensation Committee will purchase shares of the Company's common stock on each participant's behalf in an amount equal to the number of shares of common stock that the accumulated payroll deductions credited to a participant's account during the Offering Period may purchase, based on a per share purchase price equal to 85% of the fair market value of a share of common stock on the Purchase Date. An employee must be employed by the Company or a subsidiary on the Purchase Date in order to participate in the purchase for that Offering Period. The fair market value of a share of the common stock on a given date will be determined by the Compensation Committee based upon the reported closing sales price per share of the common stock on such date. On February 28, 2018, the closing sales price per share of the Company's common stock as reported on the NYSE was $33.39. Amounts representing a fractional share that were withheld but not applied toward the purchase of shares of common stock during an Offering Period may be applied toward the purchase of additional shares of common stock under a subsequent Offering Period. If the limit on the number of shares of common stock available to be purchased under the ESPP is reached, then the last purchase of common stock will be allocated among the participants pro rata based upon the number of shares that would have been purchased under the ESPP without the limitation.

The Compensation Committee may require that shares of common stock purchased by a participant under the ESPP be retained by the participant for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares of common stock. Subject to the holding period described in the prior sentence, the participant may sell shares of common stock in the participant's account and distribute the proceeds to the participant, net of all commission costs incurred in connection with the sale of the shares of common stock. Other than fees related to sale or delivery on behalf of a participant, any administrative or commission expenses incurred, or fees charged, by the agent will be paid by the Company. Notwithstanding the foregoing, shares of common stock purchased by a participant under the ESPP cannot be sold or otherwise transferred by the participant to anyone else until six months after the Purchase Date.

CEASING PARTICIPATION

If a participant becomes ineligible to participate in the ESPP at any time, all payroll deductions made on his or her behalf that have not been used to purchase shares of common stock will be returned to the participant as soon as practicable, without interest. If a participant otherwise elects to stop participating in the ESPP at any time, he or she may elect to either have his or her unused payroll deductions applied to the next Offering Period or have them returned as soon as practicable, without interest. If a Participant stops participating in the ESPP, he or she will not be eligible to participate in the ESPP again until the next Offering Date following the date his or her participation ceased.

TRANSFERABILITY

A participant's rights under the ESPP are not transferable by the participant except by will or the laws of descent and distribution.

EFFECTIVE DATE, AMENDMENT AND TERMINATION

The ESPP Amendment was approved by the Board on March 1, 2018 and will become effective upon approval by our stockholders at the Annual Meeting.

The Compensation Committee may amend the ESPP at any time, except that the Compensation Committee may not increase the number of shares of the Company's common stock available for issuance under the ESPP (except upon certain adjustments relating to changes in capitalization, as described above), change the class of our affiliates whose employees are eligible to participate in the ESPP, or effect a change inconsistent with Section 423 of the Internal Revenue Code or the regulations thereunder without stockholder consent. The Compensation Committee may terminate the ESPP at any time.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following provides a general summary of certain U.S. federal income tax consequences to participants and the Company with respect to shares purchased under the ESPP, based upon laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations which may apply in light of the circumstances of a particular participant under the ESPP.

The income tax consequences under applicable state and local tax laws may not be the same as under U.S. federal income tax laws.

The ESPP is designed to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code. As a result, an eligible employee who elects to participate in the ESPP will not recognize taxable income and the Company will not be entitled to a deduction either at the time the eligible employee elects to participate in the ESPP or at the time that the participant purchases shares of common stock under the ESPP. When a participant sells or otherwise disposes of the common stock, the participant will recognize income. The character and amount of such income depends generally on the length of time such stock was held by the participant.

If an employee sells or otherwise disposes of the common stock acquired under the ESPP after two years from the Offering Date and one year from the Purchase Date, if later, then the employee must treat as ordinary income the lesser of (i) the amount, if any, by which the fair market value of the common stock at the time of disposition exceeds the purchase price paid, and (ii) assuming that the Committee has not determined a different purchase price for shares purchased pursuant to the ESPP, 10% of the fair market value of the common stock on the Offering Date. Any gain on the disposition in excess of the amount treated as ordinary income will be long-term capital gain. If the shares are sold or otherwise disposed of at a price below the purchase price under the ESPP, the loss will be treated as long-term capital loss. The Company

will not be allowed a deduction if the holding period requirements described in this paragraph are satisfied.

If an employee sells or otherwise disposes of the common stock purchased under the ESPP within two years from the Offering Date and one year from Purchase Date, if later, then the employee will recognize ordinary income on the excess of the fair market value of the common stock on the date of purchase over the purchase price. Any difference between the sale price of the shares and the fair market value on the Purchase Date will be capital gain or loss. The Company will be entitled to a deduction equal to the ordinary income recognized by the employee but will not be entitled to any deduction with respect to the amount recognized by such participant as capital gain.

The foregoing general tax discussion is intended for the information of our stockholders in considering how to vote with respect to this proposal and not as tax guidance to employees who participate in the ESPP. Employees of the Company and its subsidiaries are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the ESPP.

NEW PLAN BENEFITS

Because the number of shares of common stock that may be purchased under the ESPP will depend on each employee's voluntary election to participate and not withdraw from the ESPP, the amount of payroll deductions elected by each employee, and the fair market value of shares of the Company's common stock at future dates, the actual number of shares of common stock that may be purchased by any individual (or any group of individuals) is not determinable.

EQUITY COMPENSATION PLANS

The Company has three (3) equity compensation plans under which shares of Common Stock are authorized for issuance to eligible directors, officers and employees: (i) the 2007 Stock Incentive Plan for key employees of USF Holding Corp. and its Affiliates (as amended, the "2007 Plan"); (ii) the 2016 Plan; and (iii) the ESPP. Since June 1, 2016, the Company has issued awards under two of the three equity compensation plans under which shares of Common Stock are authorized for issuance: the 2016 Plan and the ESPP. The 2007 Plan terminated according to its terms on December 21, 2017.

The following table summarizes equity compensation plan information for the 2007 Plan, the 2016 Plan, and the ESPP, all stockholder approved, as a group as of December 30, 2017:

Plan Category	Equity Compensation Plan Information		
	Number of shares underlying outstanding options, restricted stock units and rights[a]	Weighted-average exercise price of shares underlying outstanding options and rights[b]	Number of shares available for future issuance under equity compensation plans (excluding shares reflected in column [a])[c]
Equity compensation plans approved by stockholders[1]	6,834,495	$ 18.42	5,375,313[2]
Equity compensation plans not approved by stockholder	—	—	—
TOTAL	**6,834,495**	**$ 18.42**	**5,375,313**[2]

(1) No shares of our common stock are available for future issuance under the 2007 Plan.
(2) 133,702 additional shares were sold to participants of the ESPP on the March 1, 2018 Purchase Date and are no longer available for issuance.

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THIS PROPOSAL.

PROPOSAL 4: ADOPTION OF RESTATED CERTIFICATE OF INCORPORATION

The Board has approved and declared advisable, and recommends that our stockholders adopt, the proposed further amendment and restatement of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") to: (i) eliminate the supermajority stockholder approval required to remove directors from the Board, amend the Certificate of Incorporation, and amend the Company's bylaws and replace it with a simple majority approval requirement; and (ii) remove or revise provisions relating to the Sponsors that are inapplicable because the Sponsors no longer own any shares of our common stock. A redlined copy of the proposed Restated Certificate of Incorporation submitted to our stockholders for adoption at the Annual Meeting is attached to this Proxy Statement as Appendix C (the "Proposed Restated Certificate of Incorporation").

ELIMINATE SUPERMAJORITY APPROVAL REQUIREMENTS

The Nominating and Corporate Governance Committee (the "Committee") of the Board, which is comprised entirely of independent directors, regularly considers and evaluates a broad range of corporate governance issues affecting the Company and reports them to the Board. The Committee, in making its recommendation to the Board regarding the Proposed Restated Certificate of Incorporation, and the Board, in approving the Proposed Restated Certificate of Incorporation and declaring it advisable, considered the advantages and disadvantages of maintaining the supermajority approval requirements. While the Board believes that maintaining supermajority approval may offer several advantages, it recognizes the growing sentiment of a number of institutional investor groups which favor simple majority stockholder approval. The Board also recognizes that majority stockholder approval requirements are perceived as reducing management entrenchment. Considering this, and upon the recommendation of the Committee, the Board determined that the Proposed Restated Certificate of Incorporation to eliminate the supermajority stockholder approval requirements in the manner provided therein is advisable and in the best interests of the Company and its stockholders, and the Board directed that the Proposed Restated Certificate of Incorporation be submitted to our stockholders for approval at the Annual Meeting.

The FIFTH article of the Certificate of Incorporation currently provides that in order to remove a director from office for cause, the affirmative vote of seventy-five percent (75%) of all outstanding shares entitled to vote in an election of directors is required. If the Proposed Restated Certificate of Incorporation is adopted by our stockholders and becomes effective, the affirmative vote of at least fifty percent (50%) of the outstanding shares entitled to vote in an election of directors will be required to remove a director for cause.

In addition, the TENTH and ELEVENTH articles of the Certificate of Incorporation provide that many provisions of the Certificate of Incorporation, including the right of the stockholders to amend the Company's bylaws, may only be amended by the affirmative vote of seventy-five percent (75%) of all outstanding shares entitled to vote in an election of directors. If the Proposed Restated Certificate of Incorporation is adopted by our stockholders and becomes effective, the affirmative vote of a majority of the outstanding shares entitled to vote in an election of directors will be required to amend the Certificate of Incorporation and the bylaws.

ELIMINATE REFERENCES TO THE SPONSORS

The Certificate of Incorporation also includes references to the stockholder approval requirements before and after the date that the Sponsors cease to own at least fifty percent (50%) of the Company's outstanding shares (the "Trigger Date"). Because the Sponsors no longer own any of the Company's outstanding shares, these references no longer apply. If the Proposed Restated Certificate of Incorporation is adopted by our stockholders and becomes effective, the references to the approval requirements before and after the Trigger Date will be removed.

SUMMARY

Approval of this proposal requires the affirmative vote of the holders of seventy-five percent (75%) of the shares outstanding on the Record Date. If our stockholders approve this proposal, the Proposed Restated Certificate of Incorporation would become effective upon filing with the Secretary of State of the State of Delaware, which the Company would file promptly after the final adjournment of the Annual Meeting. If this proposal is not approved, the Certificate of Incorporation would remain unchanged and the supermajority stockholder approval requirements and the provisions relating to the Sponsors will remain in place. Other than as described herein, the Proposed Restated Certificate of Incorporation effects no further amendments to the Certificate of Incorporation.

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** THIS PROPOSAL.

AUDIT COMMITTEE REPORT

In assisting the Board in overseeing and monitoring the quality and integrity of the Company's financial statements, the Audit Committee:

1. Reviewed and discussed the audited financial statements as of and for the fiscal year ended December 30, 2017 (the "Audited Financial Statements") and the report on internal control over financial reporting with management;

2. Discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and the SEC; and

3. Received the written disclosures and the letter from Deloitte required by applicable requirements of the PCAOB regarding Deloitte's communications with the Audit Committee concerning independence and discussed with Deloitte its independence from the Company and management.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the Audited Financial Statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2017.

Audit Committee

David M. Tehle, Chair
Court D. Carruthers
Ann E. Ziegler

PROPOSAL 5: RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte has acted as our independent registered public accounting firm since 2006 and has been appointed by the Audit Committee to audit our financial statements for 2018. Representatives from Deloitte are expected to be present at the Annual Meeting, with the opportunity to make statements if they wish to do so and are expected to be available to respond to appropriate questions.

Although we are not required to seek stockholder ratification of the appointment of the independent registered public accounting firm, the Board believes it is a sound corporate governance practice.

The affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote at the meeting is required for ratification of this appointment. If the appointment of Deloitte is not ratified, the fiscal 2018 appointment will remain unchanged, but the Audit Committee will consider the outcome of this proposal in determining whether it will appoint Deloitte as the independent registered public accounting firm for fiscal 2019.

AUDIT COMMITTEE PRE-APPROVAL OF AUDIT AND PERMISSIBLE NON-AUDIT SERVICES

Before the Company engages Deloitte to provide any audit or non-audit services, each engagement is approved by the Audit Committee. In March 2017, the Audit Committee adopted a policy concerning approval of audit and non-audit services proposed to be provided by the independent registered public accounting firm

to the Company. The policy requires that all services, including audit services and permissible audit-related, tax and non-audit services, proposed to be provided by Deloitte to the Company, be pre-approved by the Audit Committee. This policy was in effect for services to be performed by Deloitte with respect to fiscal 2017.

FEES PAID TO DELOITTE

The following table sets forth the aggregate fees billed by Deloitte for audit services rendered in connection with the consolidated financial statements and reports for fiscal 2017 and fiscal 2016, and for audit-related, tax and non-audit services rendered during fiscal 2017 and fiscal 2016 on behalf of the Company and its subsidiaries (all of which were pre-approved by the Audit Committee), as well as applicable out-of-pocket costs incurred in connection with these services:

Fee Category	2017	2016
Audit Fees[1]	$ 3,032,255	$ 2,745,000
Audit-Related Fees[2]	$ 995,250	$ 2,129,814
Tax Fees[3]	$ 627,758	$ 729,222
All Other Fees[4]	$ 38,790	$ 45,000
TOTAL FEES:	**$ 4,694,053**	**$ 5,649,036**

(1) Includes the aggregate fees for professional services rendered for the audit of the Company's annual financial statements and the quarterly reviews of its financial statements. The fees are for services that are normally provided in connection with statutory or regulatory filings or engagements.
(2) Includes fees for professional services rendered in connection with the Company's SEC filings, exclusive of those noted in (1) above, (including costs relating to the Company's May, September, and December 2017 secondary offerings) and other research and consultation services, including due diligence related to mergers and acquisitions.
(3) Includes the aggregate fees for professional services rendered for tax compliance, consultation and planning.
(4) Consists of fees for all services other than those described above, including consulting work related to operational compliance with regulations.

☑ THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A **VOTE FOR** RATIFICATION OF THE APPOINTMENT OF DELOITTE AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL 2018.

OTHER BUSINESS

We are not aware of any other matters that will be presented for stockholder action at the Annual Meeting. If other matters are properly introduced, the persons named in the accompanying proxy will vote the shares they represent according to their judgment.

ABOUT THE MEETING

WHY DID YOU PROVIDE ME THIS PROXY STATEMENT?

We provided you this proxy statement because you were a holder of our common stock as of the close of business on March 9, 2018 (the "Record Date"), and the Board is soliciting your proxy to vote at the Annual Meeting. As permitted by the rules of the SEC, we have mailed the Notice to our registered and beneficial stockholders and have elected to provide these stockholders access to this proxy statement and our 2017 Annual Report electronically at *https://materials.proxyvote.com/912008*. The Notice explains how to access the proxy statement and 2017 Annual Report and how

to vote electronically. If you have received a Notice by mail, you will not receive a printed copy of the proxy statement or 2017 Annual Report to Stockholders in the mail, unless you request printed copies. To request a printed copy of our proxy materials, you should follow the instructions included in the Notice.

For information on how to receive electronic delivery of our annual reports to stockholders, proxy statements and proxy cards, please see "Can I elect electronic delivery of annual stockholder reports, proxy statements and proxy cards?" on page 50.

WHAT WILL I BE VOTING ON?

At the Annual Meeting, you will be voting on:

1. The election of the two nominees named in this proxy statement to the Board;
2. An advisory (non-binding) resolution approving the compensation paid to our NEOs, as disclosed in this proxy statement;
3. The approval of the ESPP Amendment;
4. The adoption of the Proposed Restated Certificate of Incorporation; and
5. The ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal 2018.

HOW DOES THE BOARD RECOMMEND THAT I VOTE ON THESE MATTERS?

The Board recommends that you vote:

- **FOR** each director nominee;
- **FOR** the advisory resolution approving the compensation paid to our NEOs;
- **FOR** the ESPP Amendment;
- **FOR** the adoption of the Proposed Restated Certificate of Incorporation; and
- **FOR** the ratification of the appointment of Deloitte as our independent registered public accounting firm for fiscal 2018.

WHO IS ENTITLED TO VOTE ON THESE MATTERS?

You are entitled to vote if you owned our common stock as of the close of business on March 9, 2018. On that day, 215,603,002 shares of our common stock were outstanding and eligible to be voted. At the Annual Meeting, each share of common stock owned at the close of business on the Record Date is entitled to one vote.

Business may not be conducted at the Annual Meeting unless a quorum is present. Under our Bylaws, a quorum is a majority of the outstanding shares of common stock that are entitled to vote

at the meeting. A quorum must be present in person or by proxy at the Annual Meeting. If there are not sufficient shares represented at the Annual Meeting in person or by proxy to constitute a quorum for approval of any matters to be voted upon, the Annual Meeting may be adjourned to permit further solicitation of proxies in order to achieve a quorum. Abstentions or withhold votes and broker non-votes are counted to determine whether there is a quorum present.

WHAT IS THE DIFFERENCE BETWEEN A STOCKHOLDER OF RECORD AND A "STREET NAME" HOLDER?

If your shares are registered directly in your name with American Stock Transfer & Trust Company, LLC, the Company's stock transfer agent, you are considered the stockholder of record, or a registered holder, with respect to those shares.

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of these shares, and your shares are held in "street name."

WILL MY SHARES HELD IN STREET NAME BE VOTED IF I DON'T PROVIDE INSTRUCTIONS?

The current New York Stock Exchange ("NYSE") rules allow brokers to vote shares on certain "routine" matters for which their customers do not provide voting instructions. The ratification of the appointment of Deloitte is considered a "routine" matter on which your broker can use its discretion to vote your shares without your instructions. The proposals relating to the election of directors, the say on pay resolution, the ESPP Amendment, and the adoption of the Proposed Restated Certificate of Incorporation are not "routine" proposals; therefore, if you submit a proxy but do not instruct your broker how to vote with respect to these proposals, your broker will be unable to vote your shares on these proposals, which is referred to as a "broker non-vote." Broker non-votes will have no effect on the results of the vote on the election of directors, the say on pay resolution, or the ESPP amendment. Broker non-votes will have the same effect as a vote against the adoption of the restated charter.

HOW MANY VOTES ARE NEEDED TO ELECT THE DIRECTOR NOMINEES?

In order to be elected, each director nominee must receive more votes cast **FOR** his or her election than votes cast **AGAINST** his or her election. Abstentions will have no effect on the outcome of the election of directors. Your broker is not permitted to vote your shares on this matter if no instructions are received from you, and broker non-votes will have no effect on the outcome of the election of directors.

HOW MANY VOTES ARE NEEDED TO APPROVE THE SAY ON PAY RESOLUTION?

The say on pay resolution is advisory and is not binding on the Company, the Board or the Compensation Committee. The Compensation Committee will, however, consider the outcome of the vote on this resolution when making future executive compensation decisions. In order to approve the say on pay resolution, the holders of a majority of shares present in person or by proxy at the Annual Meeting and entitled to vote must vote **FOR** the proposal. Abstentions will have the same effect as votes against the say on pay resolution. Your broker is not entitled to vote your shares on this matter if no instructions are received from you, and broker non-votes will have no effect on the outcome of the say on pay resolution.

HOW MANY VOTES ARE NEEDED TO APPROVE THE ESPP AMENDMENT?

In order to approve the ESPP Amendment, the holders of a majority of the shares present in person or by proxy at the Annual Meeting and entitled to vote must vote **FOR** the proposal. Abstentions will have the same effect as votes against the proposal. Your broker is not entitled to vote your shares on this matter if no instructions are received from you, and broker non-votes will have no effect on the outcome of the proposal.

HOW MANY VOTES ARE NEEDED TO ADOPT THE PROPOSED RESTATED CERTIFICATE OF INCORPORATION?

In order to adopt the Proposed Restated Certificate of Incorporation, the holders of seventy-five percent (75%) of the shares outstanding on the Record Date must vote **FOR** the proposal. Abstentions will have the same effect as votes against the adoption of the proposal. Your broker is not entitled to vote your shares on this matter if no instructions are received from you, and broker non-votes will have the same effect as votes against the adoption of the Proposed Restated Certificate of Incorporation.

HOW MANY VOTES ARE NEEDED TO RATIFY THE APPOINTMENT OF DELOITTE?

In order to ratify the appointment of Deloitte as our independent registered public accounting firm for fiscal 2018, the holders of a majority of shares present in person or by proxy at the Annual Meeting and entitled to vote must vote **FOR** the proposal. Abstentions will have the same effect as votes against the proposal. Unlike the other proposals to be presented at the Annual Meeting, your broker is entitled to vote your shares on this matter if no instructions are received from you.

WHO IS ALLOWED TO ATTEND THE ANNUAL MEETING?

If you own our shares as of the Record Date, you are welcome to attend our Annual Meeting. To verify your identity against our stockholder list, please be prepared to present, government-issued photo identification, such as a driver's license, state identification card or passport. If you own shares in "street name" through a brokerage account or bank or other nominee, you should bring your most recent brokerage account statement or other evidence of your share ownership. We reserve the right to deny admission to any person if we are unable to verify ownership.

MAY I ASK QUESTIONS AT THE ANNUAL MEETING?

Yes. We expect that all of our directors, executives, and representatives of Deloitte will be present at the Annual Meeting. We will provide our stockholders the opportunity to ask questions of general interest following the conclusion of the Annual Meeting. We may impose certain procedural requirements, such as limiting repetitive or follow-up questions, so that more stockholders will have an opportunity to ask questions.

ABOUT VOTING

WHO IS SOLICITING PROXIES FOR THE ANNUAL MEETING?

The Board is soliciting proxies for the Annual Meeting. We will pay the costs of this solicitation. We have retained MacKenzie Partners, Inc. to assist with the solicitation of proxies for the Annual Meeting for a fee of approximately $20,000, plus routine out-of-pocket expenses. Proxies may be solicited in person, through the mail, by telephone, facsimile, e-mail or other electronic means by our directors, officers, and employees without additional compensation. We will also reimburse brokers, nominees, and fiduciaries for their costs in sending proxy materials to holders of our shares.

HOW DO I VOTE BY PROXY BEFORE THE ANNUAL MEETING?

We mailed a Notice to our stockholders regarding the internet availability of the proxy materials. These stockholders may choose to view the proxy materials online at *https://materials.proxyvote.com/912008* or receive a paper or e-mail copy of the proxy materials. These stockholders may vote their shares electronically at *www.proxyvote.com*, or by telephone after accessing the website, or by mail if they request a paper copy of the proxy materials. There is no charge for requesting a paper or email copy.

We have also mailed paper copies of the proxy materials, including the proxy card, to some of our beneficial stockholders. These stockholders may also view the proxy materials online at *https://materials.proxyvote.com/912008*. They may vote their shares by mail, telephone or internet. To vote by mail, these stockholders should simply complete, sign and date the proxy card and return it in the postage-paid envelope provided. To vote by telephone or internet, 24 hours a day, 7 days a week, these stockholders should refer to the proxy card for voting instructions.

This proxy statement and our 2017 Annual Report are publicly available at *ir.usfoods.com* under *Financial Information — Annual Reports*.

If your shares are registered in the name of your broker or other nominee, you should vote your shares by providing instructions using the method directed by your broker or other nominee.

WHAT IF I DON'T VOTE ON A PARTICULAR MATTER WHEN RETURNING A PROXY CARD?

Properly signed proxy cards received by the Corporate Secretary before the close of voting at the Annual Meeting will be voted according to the directions provided. If a signed proxy card is returned without stockholder direction on a matter, the shares will be voted as recommended by the Board.

WHAT SHARES ARE INCLUDED ON THE PROXY CARD?

The proxy card represents all the shares registered to you as of the close of business on the Record Date. You may receive more than one proxy card if you hold your shares in multiple accounts. Please vote the shares on each proxy card to ensure that all of your shares are counted.

HOW CAN I VOTE AT THE ANNUAL MEETING?

Stockholders of record may vote their shares at the Annual Meeting either by casting a ballot during the Annual Meeting.

I HAVE COMPANY SHARES REGISTERED IN MY NAME, AND ALSO HAVE COMPANY SHARES IN A BROKERAGE ACCOUNT OR IN STREET NAME. HOW DO I VOTE THESE SHARES?

Any shares that you own in street name are not included in the total number of shares that are listed on your proxy card. Your broker or other nominee will send you directions on how to vote those shares.

If you would like to vote in person, and your shares are held in street name, you should contact your broker or other nominee to obtain a broker's proxy card and bring it, together with proper identification and your account statement or other evidence of your share ownership, with you to the Annual Meeting.

CAN I CHANGE MY VOTE OR REVOKE MY PROXY?

You may change your vote or revoke your proxy at any time before the close of voting by:

- sending written notice to the Corporate Secretary;
- submitting a later proxy electronically or by telephone; or
- casting a ballot at the Annual Meeting.

If your shares are held in street name, you should contact your broker or other nominee to change your vote or revoke your proxy.

ABOUT HOUSEHOLDING

ARE YOU "HOUSEHOLDING" FOR STOCKHOLDERS WITH THE SAME ADDRESS?

Yes, Stockholders who have elected to receive printed copies of proxy materials and share the same last name and household mailing address with multiple accounts will receive a single copy of the proxy materials that we send, unless we are instructed otherwise. Each stockholder sharing the same address will, however, continue to receive a separate proxy card. Any stockholder who would like to receive separate copies of our proxy materials may call or write us at the address below, and we will promptly deliver them.

If you received multiple copies of our proxy materials and would like to receive combined mailings in the future, please email or write us at the address below. Stockholders who hold their shares in street name should contact their broker or other nominee regarding combined mailings.

US Foods Holding Corp.
Attention: Investor Relations
9399 W. Higgins Road, Suite 500
Rosemont, IL 60018
ir@usfoods.com

CAN I ELECT ELECTRONIC DELIVERY OF ANNUAL REPORTS, PROXY STATEMENTS AND PROXY CARDS?

Yes, you may elect to receive future annual reports to stockholders, proxy statements and Notices electronically. To sign up for electronic delivery, please follow the instructions on the proxy card or the Notice to vote electronically and, when prompted, indicate that you agree to receive or access stockholder communications electronically in future years.

STOCKHOLDER PROPOSALS

HOW CAN I PROPOSE SOMEONE TO BE A NOMINEE FOR ELECTION TO THE BOARD?

The Nominating and Corporate Governance Committee of the Board will consider candidates for director suggested by stockholders, using the same criteria and process used to consider nominees identified by the Nominating and Corporate Governance Committee, as described under the heading "Director Nominating Process" on page 8.

Stockholders may also directly nominate candidates to serve on the Board. Our Amended and Restated Bylaws (the "Bylaws") require stockholders seeking to make a director nomination to give notice at least 90 days, but no more than 120 days, prior to the date of the first anniversary of the preceding year's annual meeting. As a result, you must deliver notice of a nomination to us no earlier than January 4, 2019 and no later than the close of business on February 3, 2019 in order to nominate a candidate in person at the 2019 annual meeting. The notice must also contain the information required by our Bylaws relating to stockholder nominations.

HOW CAN I SUBMIT A PROPOSAL TO BE INCLUDED IN NEXT YEAR'S PROXY STATEMENT?

To be considered for inclusion in our proxy statement for the 2019 annual meeting, the Company must receive notice of the proposal on or before November 16, 2018. All proposals must comply with the SEC rules regarding eligibility for inclusion in our proxy statement. Stockholder proposals should be addressed to: US Foods Holding Corp., 9399 W. Higgins Road, Suite 500, Rosemont, IL 60018, Attention: Corporate Secretary.

CAN I BRING UP MATTERS AT AN ANNUAL MEETING OTHER THAN THROUGH THE PROXY STATEMENT?

If you intend to present a proposal at an annual stockholder meeting, other than by submitting a proposal for inclusion in our proxy statement for that meeting, our Bylaws require you to give us notice at least 90 days, but no more than 120 days, prior to the date of the first anniversary of the preceding year's annual meeting. As a result, you must deliver notice of a proposal to us no earlier than January 4, 2019 and no later than the close of business on February 3, 2019 in order to present it at the 2019 annual meeting. The notice must contain the information required by our Bylaws.

BOARD POLICY REGARDING COMMUNICATIONS

All interested parties, including our stockholders, who wish to contact the Company's directors may send written correspondence, to the attention of the Corporate Secretary, at the following address:

US Foods Holding Corp.
9399 W. Higgins Road, Suite 500
Rosemont, IL 60018

Communications may be addressed to an individual director, to the non-management directors as a group, or to the Board as a whole, confidentially or otherwise.

APPENDIX A: NON-GAAP FINANCIAL MEASURES

In this proxy statement, we disclose performance goals related to cash awards under our Annual Incentive Plan based on Adjusted EBITDA and Net Debt, which are non-GAAP financial measures. Set forth below is a methodology for determining, and the rationale for using, these measures.

Metric	Definition	Rationale for Use
Adjusted EBITDA	EBITDA is defined as net income (loss), plus interest expense—net, income tax (benefit) provision, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for (1) Sponsor fees; (2) restructuring (benefit) charges and tangible asset impairments; (3) share-based compensation expense; (4) the non-cash impact of LIFO reserve adjustments; (5) loss on extinguishment of debt; (6) pension settlements; (7) business transformation costs; and (8) other gains, losses, or charges as specified in our debt agreements. Adjusted EBITDA as presented in this proxy statement for purposes of the 2017 Annual Incentive Plan, is further adjusted for the impact of acquisitions not included in our fiscal 2017 annual operating plan and, therefore, differs from Adjusted EBITDA as presented in our Annual Report on Form 10-K for the fiscal year ended December 30, 2017.	Adjusted EBITDA provides meaningful supplemental information about our operating performance because it excludes amounts that we do not consider part of our core operating results when assessing our performance. Adjusted EBITDA is used in connection with certain covenants and restricted activities under our debt agreements. As presented in this proxy statement, it is an important factor in determining variable compensation for management and employees.
Net Debt	Net Debt is defined as long-term debt plus the current portion of long-term debt (total debt) net of: (1) restricted cash held on deposit in accordance with our credit agreements; and (2) total cash and cash equivalents remaining on the balance sheet at year-end. Net Debt, as presented in this proxy statement for purposes of the 2017 Annual Incentive Plan, is further adjusted to be net of deferred financing fees and unbudgeted items (as determined by the Board of Directors) and is determined by calculating the average of the period-end Net Debt for the thirteen period beginning with the last period of the prior fiscal year.	We use Net Debt to review the liquidity of our operations and to assess our ability to pursue business opportunities and investments. As presented in this proxy statement, it is an important factor in determining variable compensation for management and employees.

We caution readers that our definitions of EBITDA, Adjusted EBITDA and Net Debt may not be the same as similar measures used by other companies. Not all companies and analysts calculate these measures in the same manner. We compensate for these limitations by using these non-GAAP financial measures as supplements to GAAP financial measures and by presenting the reconciliations of the non-GAAP financial measures to their most comparable GAAP financial measures.

US FOODS HOLDING CORP. NON-GAAP RECONCILIATION (UNAUDITED)

($ in millions, except share and per share data)*	52 Weeks Ended December 30, 2017
Net income (GAAP)	$ 444
Interest expense—net	170
Income tax benefit	(40)
Depreciation and amortization expense	378
EBITDA (Non-GAAP)	952
Adjustments:	
Restructuring (benefit) charges and tangible asset impairments (1)	(1)
Share-based compensation expense (2)	21
LIFO reserve change (3)	14
Pension settlements (4)	18
Business transformation costs (5)	40
Impact of acquisitions (6)	4
Other (7)	14
ADJUSTED EBITDA (NON-GAAP)	**$ 1,054**

*   Amounts may not add due to rounding.

(1) Consists primarily of facility related closing costs, including severance and related costs, tangible asset impairment charges and gains on sale, organizational realignment costs and estimated multiemployer pension withdrawal liabilities and settlements.

(2) Share-based compensation expense for vesting of stock awards and employee share purchase plan.

(3) Represents the non-cash impact of LIFO reserve adjustments.

(4) Consists of settlement charges resulting from lump-sum payments to retirees and former employees participating in several Company-sponsored pension plans.

(5) Consists primarily of costs related to significant process and systems redesign across multiple functions.

(6) Consists of the impact of business acquired during fiscal 2017 that was not included in our fiscal 2017 annual operating plan. As a result, Adjusted EBITDA as presented in this proxy statement for purposes of the 2017 Annual Incentive Plan differs from Adjusted EBITDA as presented in our Annual Report on Form 10-K.

(7) Other includes gains, losses or charges as specified under our debt agreements.

US FOODS HOLDING CORP. NON-GAAP RECONCILIATION (UNAUDITED)

Net Debt as of December 30, 2017, utilizing information included in our consolidated financial statements, is presented for illustration:

($ in millions)	December 30, 2017
Total Debt (GAAP)	$ 3,757
Unamortized deferred financing costs	16
Cash and cash equivalents	(119)
Acquisition of businesses—net of cash	(182)
Common stock repurchased	(280)
NET DEBT (NON-GAAP)	**$ 3,192**

Net Debt, as presented in this proxy statement for purposes of the 2017 Annual Incentive Plan:

($ in millions)	Average period-end balances from December 31, 2016 to December 30, 2017
Total Debt	$ 3,804
Unamortized deferred financing costs	19
Cash and cash equivalents	(180)
Acquisition of businesses—net of cash*	(117)
Common stock repurchased*	(22)
NET DEBT (NON-GAAP)	**$ 3,504**

* Related activity balance is included the 13-month average calculation beginning in the period transaction took place.

APPENDIX B: US FOODS HOLDING CORP. AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

1. INTRODUCTION

1.1. PURPOSE OF THE PLAN

The purpose of the Plan is to provide Employees with the opportunity to acquire Shares or an interest in Shares in the Company.

Employees who participate in the Plan are given a right, called a Purchase Right, to buy Shares at the end of the specified Purchase Period.

The Plan is a discretionary plan. Participation by any Employee is purely voluntary.

1.2. EMPLOYEE STOCK PURCHASE PLAN

The Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423 of the Code. The provisions of the Plan will be construed so as to extend and limit participation in a manner consistent with that section of the Code.

1.3. OTHER SIMILAR PLANS

The Company may establish similar plans for operation in other countries ("Sub-Plans"), as set out in Section 18. The Sub-Plans may be scheduled to the rules of this Plan or set out in separate documents. The Plan is, however, a separate and independent plan from the Sub-Plans.

1.4. SHARES FOR THE PLAN AND SUB-PLANS

The number of Shares authorized to be issued under the Plan in Section 8 applies in total to both the Plan and any Sub-Plans. The Committee will determine, at its discretion, the method for allocating the Shares under the Plan and the Sub-Plans without stockholder approval.

2. DEFINITIONS

2.1. AS USED IN THE PLAN:

"**Account**" means the bookkeeping account established for a Participant in accordance with Section 10.6.

"**Acquiring Company**" means a person who obtains control of the Company.

"**Acquisition Date**" means the end of the Purchase Period (as specified by the Committee in the invitation), at which time the Purchase Right granted under the Plan may be exercised and Shares acquired on behalf of the Participant.

"**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person. For these purposes, "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person by reason of ownership of voting securities, by contract or otherwise.

"**Board**" means the Board of Directors of the Company or, where appropriate, a duly authorized committee of it.

"**Business Day**" means any day on which the New York Stock Exchange is open for the transaction of business.

"**Code**" means the Internal Revenue Code of 1986, as amended. References to any provision of the Code or regulation (including proposed regulation) include any successor provisions or regulations.

"**Committee**" means the Compensation Committee of the Board or such other committee selected by the Board to administer the Plan.

"**Company**" means US Foods Holding Corp, a company incorporated and organized under the laws of the state of Delaware and any successor entity.

"**Compensation**" as defined in the US Foods 401(k) Plan, as may be amended from time to time**.**

"**Contribution**" means the amount of after-tax payroll deduction an Employee has agreed to make, as set out in his application for a Purchase Right.

"**Dealing Restrictions**" means restrictions imposed by statute, order, regulation or Government directive, or by any code adopted by the Company, or any US or other regulatory requirement restricting dealings in Shares.

"**Eligible Employee**" means an Employee who meets the requirements specified in the invitation to participate in the Offering and as set forth in Section 3 of the Plan.

"**Employee**" means an individual employed by a Participating Company.

"**Grant Date**" means a date selected by the Committee for an Offering to commence.

"**Offering**" means the grant of Purchase Rights to acquire Shares under the Plan to Eligible Employees.

"**Parent**" means a Person which is a "parent corporation" of the Company within the meaning of Section 424(e) of the Code.

"**Participant**" means a person holding a Purchase Right, including Representatives.

"**Participating Companies**" means:

(i)   any Subsidiary organized under the laws of any state of the United States of America, unless the Committee has determined a Subsidiary is not designated to participate in the Plan; and

(ii)   any other Subsidiary designated by the Committee to participate in the Plan (as long as it is not participating in any Sub-Plan).

"**Person**" means any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.

"**Plan**" means this plan known as the US Foods Holding Corp. Amended and Restated Employee Stock Purchase Plan.

"**Purchase Period**" means a period of time specified in the invitation within an Offering, beginning on the Grant Date and ending on the Acquisition Date, or such earlier date as may be established under Section 11 of the Plan.

"**Purchase Price**" means the amount payable for each Share on the exercise of a Purchase Right calculated as described in Section 6 of the Plan.

"**Purchase Right**" means a right to acquire Shares granted under the Plan.

"**Representative**" means the person entitled to receive the assets of a Participant under a Participant's will or the laws of intestate succession, in the case of a deceased Participant, or to act as a guardian or conservator for a Participant, in the case of a Participant who is found to be incompetent.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Share**" means a share of the common stock of the Company.

"**Sub-Plan**" means any employee stock purchase plan established in accordance with Section 18.

"**Subsidiary**" means a Person which is a "subsidiary corporation" of the Company within the meaning of Section 424(f) of the Code.

Any references in the Plan to the masculine gender shall include references to the feminine gender and vice versa.

2.2. HEADINGS

Headings will be ignored in construing the terms of the Plan.

3. ELIGIBILITY

3.1. ELIGIBLE EMPLOYEES

A person will be eligible to participate if he or she:

3.1.1.   is employed for the purposes of Section 423(b)(4) of the Code by a Participating Company, including officers and directors, on the Grant Date; and

3.1.2.   (i) has such qualifying period (if any) of continuous service (not exceeding two years prior to the Grant Date), (ii) has such qualifying (if any) minimum number of customarily scheduled hours of work (not exceeding twenty), and/or (iii) such qualifying (if any) minimum number of months customarily worked per calendar year (not exceeding five), in each case as the Committee may from time to time determine.

3.2. RESTRICTIONS ON ELIGIBILITY

A person will not be eligible for the grant of any Purchase Rights if, immediately after the grant of a Purchase Right, the person owns stock possessing 5 percent or more of the total combined voting power or value of all classes of shares of the Company or any Subsidiary. For the purpose of this Section 3.2, the rules of Section 424(d) of the Code apply in determining the share ownership of any Employee and the Shares which he or she may acquire under all outstanding Purchase Rights. Purchase Rights will be treated as stock owned by the person.

4. INVITATIONS

4.1. OPERATION

The Committee has discretion to decide whether the Plan will be operated. When the Committee operates the Plan it must invite all Eligible Employees to apply to participate.

The invitation will continue to have effect in respect of subsequent Offerings under the Plan such that a Participant who has withdrawn from an Offering under Section 10.4 may re-apply to join the Plan under Section 5.1 provided he or she continues to be an Eligible Employee.

4.2. TIME WHEN INVITATIONS MAY BE MADE

4.2.1. Invitations may be made at any such time as the Committee determines, subject to any Dealing Restrictions.

4.2.2. If the Committee cannot make the invitation due to Dealing Restrictions, the Committee may make the invitations at any time after the lifting of such restrictions.

4.3. FORM OF INVITATION

The invitation will specify:

4.3.1. the Grant Date;

4.3.2. the requirements a person must satisfy in order to be eligible to participate;

4.3.3. the Purchase Price or how it is to be calculated;

4.3.4. the length of the Offering, which must not exceed 27 months beginning with the Grant Date;

4.3.5. how applications must be submitted and the closing date for applying to join the Offering;

4.3.6. the maximum number, "if any, of Shares over which Purchase Rights may be granted:

(i) individually;

(ii) for the Offering;

(iii) taken in conjunction with Offerings under the Sub-Plans; or

(iv) for a specific Purchase Period;

4.3.7. the maximum and minimum permitted Contribution which can be specified in a currency or as a percentage of the Participant's Compensation;

4.3.8. when and how frequently the payroll deductions will be made;

4.3.9. the Acquisition Date at the end of the Offering when the Shares will be acquired; and

4.3.10. any other terms, consistent with the terms and conditions of the Plan.

The invitation and Offering must comply with the requirements of Section 423(b)(5) of the Code.

4.4. LIMIT ON PARTICIPATION

4.4.1. No person may be granted a Purchase Right which permits his rights to purchase Shares under all plans of the Company, any Subsidiary or Parent of the Company that are qualified under Section 423 of the Code to exceed US$25,000 of the Fair Market Value of such Shares, determined at the time the Purchase Right is granted, for each calendar year in which such Purchase Right is outstanding at any time.

4.4.2. To the extent necessary to comply with this requirement, the Committee may:

(i) cause a Participants Contributions to be decreased in respect of any Offering; or

(ii) take other actions it considers necessary to ensure compliance with Section 423 of the Code.

5. ENROLLMENT

5.1. FORM OF APPLICATION

An application for a Purchase Right will be made in writing, or electronically, in a form specified by the Committee and will require the Eligible Employee to state:

5.1.1. the Contribution he or she wishes to make;

5.1.2. that his proposed Contribution, when added to any contributions he or she makes under any other stock purchase plans of the Company, its Subsidiaries or its Parent, will not exceed the maximum permitted under Section 423 of the Code.

An application in the form determined by the Committee which is improperly completed or late may be rejected.

5.2. SUBSEQUENT OFFERINGS

Unless the Participant withdraws from an Offering under Section 10.4, the Participant's application is deemed to apply in respect of any subsequent Offerings if they are made available by the Company.

5.3. INCORPORATION OF TERMS

The terms of each Offering will include, through incorporation by reference, the provisions of this Plan.

6. PURCHASE PRICE

6.1. SETTING THE PRICE

The Committee will determine the Purchase Price (or the method by which it shall be determined) at the beginning of the Offering. The Purchase Price must not be less than

85 percent of the Fair Market Value of a Share at the Acquisition Date.

6.2. FAIR MARKET VALUE

"**Fair Market Value**" on any particular day means the closing selling price for a Share on the New York Stock Exchange on that day.

If no selling price is reported for a particular date, "Fair Market Value" will be the closing selling price for a Share on the closest preceding Business Day for which such selling price is provided unless otherwise determined by the Committee. If the Shares are listed on any established stock exchange of a national market system (but they are not listed on the New York Stock Exchange), their "Fair Market Value" shall be the closing selling price for the Shares, as quoted on such exchange (or the exchange with the greatest volume of trading in Shares) or system on the date of such determination, as reported in *The Wall Street Journal* or such other recognized source as the Committee determines. If the Share is no longer listed on an established market, "Fair Market Value" of a Share will be determined in good faith by the Committee.

7. GRANT OF PURCHASE RIGHT

7.1. GRANT

Unless there has been scaling down as described in Section 9, or the Committee decides not to proceed with an Offering, for example, because there are not enough Shares, the Committee must, on the Grant Date, grant to each Eligible Employee who has submitted and not withdrawn a valid application a Purchase Right to acquire, at the Purchase Price, the number of Shares for which the Eligible Employee has applied (or is deemed to have applied) based on the amount of Contributions he or she will make during the Offering.

The Committee will not grant a Purchase Right to anyone who is not an Eligible Employee on the Grant Date. If the Committee tries to do so, the grant will be void.

7.2. CORRECTION

Any grant of a Purchase Right in excess of the limit in Section 8 or Section 4.4 may be adjusted in any way so as to not exceed those limits.

7.3. TRANSFERABILITY

Purchase Rights are not transferable by the Participant otherwise than by will or the laws of descent and distribution, and shall only be exercisable during the Participant's lifetime by the Participant.

8. SHARES AVAILABLE FOR THE PLAN

8.1. LIMIT REQUIRED BY IRS RULES

Shares that may be issued or sold pursuant to Purchase Rights granted under the Plan and any Sub-Plan shall not exceed in the aggregate 4,750,000 Shares of the Company. This number is subject to the provisions of Section 14.3 relating to adjustments upon changes in capitalization.

8.2. EXCLUSIONS

Where a Purchase Right is terminated or lapses without being exercised, these Shares are ignored when calculating the limits in this Section 8.

8.3. TYPES OF SHARES

The Shares subject to the Plan may be Shares that have been authorized but unissued, Shares that have been bought, or treasury shares.

9. SCALING DOWN

9.1. METHOD

If valid applications are received for a total number of Shares in excess of any maximum number specified in the invitation under Section 4.3, Section 4.4 or any limit under Section 8 the Committee will scale down applications by choosing one or more of the following methods:

9.1.1. reducing the proposed Contributions by the same proportion to an amount not less than the minimum specified in the invitation; or

9.1.2. reducing the proposed Contributions to a maximum amount chosen by the Committee, which must not be less than the minimum specified in the invitation; or

9.1.3. using other methods, but these must treat Eligible Employees fairly.

9.2. INSUFFICIENT SHARES

If, having scaled down as described in Section 9.1, the number of Shares available is insufficient to enable

10. PAYROLL DEDUCTIONS

10.1. START AND END

Contributions will be deducted from payroll on each pay date during an Offering that includes Compensation for time worked during the Offering (unless terminated early in accordance with this section) or such other dates as the Committee may decide. All Contributions are made on an after-tax basis.

10.2. SUSPENDING CONTRIBUTIONS

A Participant may request to suspend making Contributions at any time prior to the Acquisition Date by notifying the Company in the form and manner designated by the Company. On the Acquisition Date the Participant's Purchase Right will be exercised and Shares purchased to the extent of the Contributions made until the suspension date, unless a Participant withdraws from the Offering in accordance with Section 10.4. Any suspension under this Section 10.2 will take effect no later than the first pay date following ten (10) business days from the Company's receipt of the change form and shall be effective for the entire duration of the Offering in which it is made (but not for any succeeding Offering), unless the Committee determines otherwise.

A Participant shall not be permitted to make up any missed Contributions as a result of suspension under this Section 10.2 or otherwise.

10.3. CHANGING CONTRIBUTIONS

Changes to Contributions during an Offering may be permitted, as the Committee may decide.

10.4. WITHDRAWAL FROM AN OFFERING

A Participant may request to withdraw from an Offering at any time prior to the Acquisition Date by notifying the Company in the form and manner designated by the Company. The request will take effect no later than fifteen (15) business days following the Company's receipt of the request. For the avoidance of doubt, the Company is not obliged to process a request to withdraw from an Offering if the request is submitted later than fifteen (15) days prior to an Acquisition Date. If not processed prior to the relevant Acquisition Date, the request will take effect in respect of the next Offering.

All of the Participant's Contributions credited to his Account will be paid to him no later than 30 days after receipt of his notice of withdrawal and his Purchase Right for the current Offering will be automatically terminated.

Purchase Rights to be granted to all Eligible Employees making valid applications, the Committee may decide not to grant any Purchase Rights.

No further Contributions for the purchase of Shares will be permitted or made during the Offering. Unless otherwise required by local law as determined by the Committee in its sole discretion, no interest or earnings shall be payable upon a Participant's withdrawal from an Offering.

Unless the Committee sets forth limits on the frequency of a Participant's ability to withdraw from an Offering, a Participant's withdrawal from an Offering will not have any effect upon his eligibility to participate in the next Offering.

10.5. CONTINUED PARTICIPATION

If so specified on the application, the Participant will continue to participate in successive Offerings unless terminated as provided in this Section 10.

10.6. ACCOUNT

The Contributions will be credited to a bookkeeping account for the Participant and may be deposited with the general funds of the Company or the Participating Company or, if the Committee so decides, with a banking institution or custodian as designated by the Committee. No interest or earnings shall be paid or credited to the Participant's Account with respect to any payroll deductions except where required by local law as determined by the Committee.

10.7. COMPLIANCE WITH SECTION 423

A Participant's Contributions will, at any time, be decreased to the extent necessary to comply with Section 423(b)(8) of the Code and Section 4.4. Contributions shall recommence at the rate provided in the Participant's application at the beginning of the first Purchase Period which is scheduled to end in the following calendar year, unless otherwise withdrawn by the Participant under Section 10.4 or changed under Section 10.3.

10.8. APPROVED LEAVE OF ABSENCE

During an approved leave of absence, a Participant may continue to participate in the Plan but may elect to suspend Contributions in accordance with Section 10.2 during such leave period.

For the purposes of this Section 10.8, **"approved leave of absence"** means an Employee's leave of absence (for example, military leave, maternity leave or sick leave) with the prior approval of an authorized person of his employer, during which period the Employee's employment relationship is treated as continuing for the purposes of the Plan.

However, if the period of leave exceeds 90 days and the individual's right to re-employment is not guaranteed either

by statute or by contract, the employment relationship is deemed to terminate for the purposes of the Plan on the first day immediately following such 90-day period.

11. TERMINATION OF EMPLOYMENT

11.1. GENERAL RULE ON TERMINATION AND DEATH

A Purchase Right lapses immediately if a Participant dies or ceases to be employed by a Participating Company (for example, if he or she resigns). The Contributions credited to his Account will be returned to him or his Representative, as appropriate, without interest, no later than 30 days following the termination of employment and his Purchase Right will be automatically terminated.

11.2. BENEFICIARY DESIGNATION

Notwithstanding Section 11.1, the Company may allow Participants to designate a beneficiary to receive the Contributions credited to the Participant and any Shares issued pursuant to the Plan which are held by a custodian on behalf of the Participant in the event of the Participant's death, in accordance with such rules as it shall establish from time to time.

12. EXERCISE OF PURCHASE RIGHT

12.1. EXERCISE

Unless a Participant withdraws from the Plan as provided in Section 10.4, his Purchase Right will be exercised automatically on each Acquisition Date, and the maximum number of whole Shares subject to the Purchase Right will be purchased at the applicable Purchase Price with the accumulated Contributions in his Account. The Purchase Right cannot be exercised in part. Any surplus in the Account which is insufficient to purchase a whole Share will be either paid directly to the Participant in cash or carried forward, in either case pursuant to rules established from time to time. However, there are some conditions and exceptions to this general rule on exercise (See, Sections 12.2 and 12.3).

12.2. CONTRIBUTIONS

A Participant may exercise his Purchase Right only using funds equal to or less than the Contributions for the applicable Offering. A Participant can only use Contributions made before the Acquisition Date applicable to the Purchase Right.

12.3. REGISTRATION COMPLIANCE

No Purchase Right may be exercised unless the Shares to be issued or transferred upon exercise are covered by an effective registration statement pursuant to the Securities Act or are eligible for an exemption from the registration requirements, and the Plan is in material compliance with all applicable federal, state, foreign and other securities and other laws applicable to the Plan.

If, on an Acquisition Date during any Offering, the Shares are not registered or exempt or the Plan is not in such compliance, no Purchase Rights granted under the Plan or any Offering shall be exercised on the Acquisition Date. The Acquisition Date will be delayed until the Shares are subject to such an effective registration statement or exempt, and the Plan is in such compliance. The Acquisition Date will in no event be more than 27 months from the Grant Date.

If, on the Acquisition Date under any Offering, as delayed to the maximum extent permissible, the Shares are not registered or exempt and the Plan is not in such compliance, no Purchase Rights will be exercised, and all Contributions accumulated during the Offering (reduced to the extent, if any, such deductions have been used to acquire Shares) will be distributed to the Participants with any interest.

12.4. LAPSE

A Purchase Right will lapse and automatically terminate on the earliest of the dates specified below:

12.4.1. the date on which the person ceases to be an Employee;

12.4.2. the date on which the Participant gives notice under Section 10.4 that he or she intends to withdraw from the Plan; and

12.4.3. as provided in Section 14.1.

13. ACQUISITION OF SHARES

13.1. ISSUE OR TRANSFER

The Shares may be issued to a Participant or transferred to a custodian on behalf of the Participant. Subject to Section 12.3:

13.1.1. Shares to be issued to a Participant following the exercise of a Purchase Right must be issued within 30 days of the Acquisition Date; and

13.1.2. if Shares are to be transferred to a custodian following the exercise of a Purchase Right, the Committee must effect this transfer within 30 days of the Acquisition Date.

13.2. RIGHTS

13.2.1. Shares issued to a Participant on exercise of a Purchase Right rank equally in all respects with the Shares in issue on the date of issue. They are not entitled to any rights attaching to Shares by reference to a record date preceding the date of issue.

13.2.2. Where Shares are to be transferred to a custodian on the exercise of a Purchase Right, Participants are entitled to all rights attaching to the Shares by reference to a record date after the transfer date. They are not entitled to any rights before that date.

13.3. CERTIFICATE OF INCORPORATION AND BYLAWS

Any Shares acquired on the exercise of Purchase Rights are subject to the certificate of incorporation and bylaws of the Company in effect from time to time.

13.4. LISTING

If and so long as the Shares are listed on the New York Stock Exchange or on any other stock exchange where Shares are traded, the Company must apply for listing of any Shares issued pursuant to the Plan prior to or as soon as practicable after their issuance.

14. CORPORATE EVENTS

14.1. CHANGE IN CONTROL

Upon the occurrence of a Change in Control (as defined below), the Board, in its sole discretion may:

14.1.1. Provide that each Purchase Right shall be assumed or an equivalent Purchase Right shall be substituted by the successor corporation or parent or subsidiary of such successor corporation;

14.1.2. Establish a date prior to the consummation of the Change in Control that shall be treated as the Acquisition Date, and all outstanding Purchase Rights shall be deemed exercised on such date; or

14.1.3. the Participant's accumulated Contributions and any interest (if applicable) will be returned to the Participant as soon as practicable, the Purchase Rights will be cancelled and the Offering will terminate.

14.1.4. If a Change in Control is pending, the Committee may delay the commencement of an Offering.

14.2. LIQUIDATION OR DISSOLUTION OF THE COMPANY

If the Company passes a resolution for its liquidation or dissolution, any Offering shall terminate and Purchase Rights will be cancelled as at that date. Any Contributions and interest (if applicable), will be returned to the Participant as soon as practicable.

14.3. CHANGE IN THE SECURITIES

OF THE COMPANY

If any change is made in the Shares of the Company (including by reason of merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination of shares, change in corporate structure or other transaction), the Committee shall make an equitable and proportionate anti-dilution adjustment to offset any resultant change in the pre-share price of the Shares. Such mandatory adjustment may include a change in the type(s), class(es) and the maximum number of Shares subject to the Plan pursuant to Section 8, and shall adjust the type(s), class(es) number of Shares and purchase limits of each outstanding Purchase Right and the Purchase Price in any manner equitable to the Participants; this may include retrospective adjustments. If making such an adjustment, the Committee may consider any consideration received by the Company in the transaction. Adjustments may only be made if consistent with the applicable rules under Sections 423 and 424 of the Code.

The Company may notify the Participant of any adjustment made under this Section 14.3.

14.4. TERMS USED

For the purpose of this Section 14:

"**Change in Control**" means the first to occur of the following events after the adoption of the Plan:

14.4.1. the acquisition (whether by purchase, merger, consolidation, combination, or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act of 1934, as amended (the "Exchange Act")) of more than 50% (on a fully diluted basis) of either (A) the then outstanding Shares, taking into account as outstanding for this purpose such Shares issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Shares or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any Affiliate; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate; or (III) in respect of an equity award held by a particular participant in an employee incentive plan, any acquisition by such participant or any group of Persons including such participant (or any entity controlled by such participant or any group of Persons including the participant);

14.4.2. during any period of twelve (12) months, individuals who, at the beginning of such period, constitute the Board (the "Incumbent Directors") cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date hereof, whose election or nomination for election was approved by a vote of at least two-thirds of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14 A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director; or

14.4.3. the sale, transfer, or other disposition of all or substantially all of the assets of the Company to any Person that is not an Affiliate of the Company.

15. GENERAL

15.1. NOTICES

15.1.1. Any notice or other document which has to be given to an Eligible Employee or Participant under or in connection with the Plan may be:

(i) delivered or mailed to him at his address according to the records of his employing company; or

(ii) sent by e-mail or fax to any e-mail address or fax number which, according to the records of his employing company, is used by him,

or in either case such other address which the Company considers appropriate.

15.1.2. Any notice or other document which has to be given to the Company or other appointed agent under or in connection with the Plan may be delivered or mailed to it at such place as the Committee or its duly appointed agent may from time to time decide and notify to Participants or sent by e-mail or fax to any e-mail address or fax number notified to the sender.

15.1.3. Notices mailed will be deemed to have been given on the earlier of the date of actual receipt and the seventh day after the mailing date.

15.1.4. Notices sent by e-mail or fax, in the absence of evidence of non-delivery, will be deemed to have been received on the day after sending.

15.2. DOCUMENTS SENT TO STOCKHOLDERS

The Company may send to Participants copies of any documents or notices normally sent to the holders of its Shares.

15.3. COSTS

The Company or a Participating Company (as appropriate) will pay the costs of establishing and administering the Plan. The Company may require each other Participating Company to reimburse the Company for any costs incurred in connection with the grant of Purchase Rights to, or exercise of Purchase Rights by, Employees of that Participating Company.

15.4. TERMS OF EMPLOYMENT

15.4.1. For the purposes of this Section 15.4, "Employee" means any employee of the Company or any Subsidiary or associated company of the Company.

15.4.2. This Section 15.4 applies during an Employee's employment and after the termination of an Employee's employment, whether or not the termination is lawful.

15.4.3. Nothing in this Section or the operation of the Plan forms part of any contract of employment of an Employee. The rights and obligations arising from the employment relationship between the

Employee and the Participating Company are separate from, and are not affected by, the Plan. Participation in the Plan does not create any right to, or expectation of, continued employment.

15.4.4. Subject to Section 4.1, no Employee has a right to participate in the Plan. Participation in the Plan or the grant of Purchase Rights on a particular basis in any year does not create any right to or expectation of participation in the Plan or the grant of Purchase Rights on the same basis, or at all, in any future year.

15.4.5. The terms of the Plan do not entitle the Employee to the exercise of any discretion by the Company, a Participating Company or the Committee in his favor.

15.4.6. No Employee will have a claim or right of action in respect of any decision, omission or exercise of discretion, not relating to an existing Purchase Right, which may operate to the disadvantage of the Employee.

15.4.7. No Employee has any right to compensation for any loss in relation to the Plan, including any loss in relation to:

(i) any loss or reduction of rights or expectations under the Plan in any circumstances (including lawful or unlawful termination of employment);

(ii) any exercise of discretion or a decision made in relation to a Purchase Right or to the Plan, or any failure to exercise discretion or make a decision; or

(iii) the operation, suspension, termination or amendment of the Plan.

15.4.8. Participation in the Plan is permitted only on the basis that the Participant accepts all terms and conditions of the Plan, including this Section 15.4. By participating in the Plan, an Employee waives all rights under the Plan, other than the rights expressly granted herein or in any invitation to participate in accordance with the express terms of this Section in consideration for, and as a condition of, the grant of a Purchase Right under the Plan.

15.4.9. Nothing in this Plan confers any benefit, right or expectation on a person who is not an Employee. No such third party has any rights to enforce any term of this Plan. This does not affect any other right or remedy of a third party which may exist.

15.4.10.Benefits under this Plan shall not be taken into account for the purpose of determining any benefits under any benefit plan unless such plan (or arrangement) specifically provides otherwise.

15.5. CORPORATE ACTIONS

The existence of any Purchase Right shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or preferred or prior preference stock ahead of or convertible into, or otherwise affecting, the Shares or the rights of them, or the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

15.6. EMPLOYEE TRUST

The Company and any Subsidiary may provide money to the trustee of any trust or any other person to enable the trust or him to acquire Shares for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by law.

15.7. WITHHOLDING

Unless the Participant discharges the liability himself, the Company or a Participating Company, the trustee of any trust or other third party administrator may withhold any amount and make any arrangements as it considers necessary to meet any tax withholding obligation of the Company in respect of Purchase Rights. These arrangements include the sale of any Shares on behalf of a Participant.

15.8. DATA PRIVACY

By participating in the Plan the Participant consents to the holding and processing of personal data provided by the Participant to the Company, any Subsidiary or associated company trustee or third party service provider, for all purposes relating to the operation of the Plan. These include, but are not limited to:

15.8.1. administering and maintaining Participant records;

15.8.2. providing information to an associated company, trustees of any trust, registrars, brokers or other third party administrators of the Plan;

15.8.3. providing information to future purchasers of the Company or the business in which the Participant works; and

15.8.4. transferring information about the Participant to a country or territory outside the United States of America that may not provide the same statutory protection for the information as the Participant's home country.

15.9. OFFSET

To the extent permitted by law, the Company shall have the absolute right to withhold any amounts payable to any Participant under the terms of the Plan to the extent of any amounts owed for any reason by such Participant to the Company or Participating Company and to set off and apply the amounts so withheld from payment of any such amount owed to the Company or Participating Company, whether or not such amount shall then be immediately due and payable and in such order or priority as among such amounts owed as the Company, in its sole discretion, shall determine.

15.10. REPURCHASE

The Company shall have no obligation to repurchase from any Participant any Shares acquired under the Plan.

15.11. LEGAL COMPLIANCE

If in the opinion of counsel for the Company, it is necessary or desirable in order to comply with applicable laws or regulations relating to securities or exchange control, the Company may:

15.11.1. require the Participant to provide confirmation of compliance with such local laws and regulations, without which the Purchase Right may lapse; and/or

15.11.2. upon the exercise of the Purchase Right, substitute cash equal to the value of any spread (less any tax and social security contributions) for any Shares.

15.12. CREDITING SERVICE

In the event of the adoption of the Plan by an Acquiring Company, the merger or consolidation of another company with a Participating Company, or the acquisition by the Company of another company, the Committee shall determine the extent, if any, to which employees affected by the event shall be credited under the Plan with service rendered to his employer prior to the event.

16. ADMINISTRATION

16.1. COMMITTEE'S POWERS

The Committee will administer the Plan. Subject to the provisions of the Plan, the Committee has the power:

16.1.1. to determine when and how Purchase Rights to acquire Shares will be granted and the provisions of each Offering of such Purchase Rights;

16.1.2. to convert, when necessary, any value denominated in US dollars and cents to an equivalent currency based on a currency exchange rate that it selects for such purpose;

16.1.3. to designate from time to time which Subsidiaries shall become Participating Companies;

16.1.4. to construe and interpret the Plan and Purchase Rights granted under the Plan, and to establish, amend and revoke rules and regulations for the administration of the Plan. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan; and

16.1.5. generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and other Participating Companies and to carry out the intent that the Plan be treated as an "employee stock purchase plan" within the meaning of Section 423 of the Code.

16.2. COMMITTEE'S DECISION FINAL AND BINDING

All determinations of the Committee are final and binding on Employees, Participants and any other party claiming a right or a benefit under the Plan or in connection with any Offering.

16.3. INDEMNIFICATION OF COMMITTEE

To the extent permitted by law, the Company shall indemnify the members of the Committee from all claims for liability, loss or damage (including payment of expenses in connection with the defense again such claim) arising from any act or failure to act under the Plan, provided any such member shall give the Company an opportunity, at its own expense, to handle and defend such claims. This shall not include actions which could be held to include criminal liability under applicable law. The provision of this Section 16.3 shall survive the termination of the Plan under Section 17.

17. CHANGING THE PLAN AND TERMINATION

17.1. CHANGING THE PLAN

The Committee may at any time change the Plan in any way. The Company shall obtain stockholder approval of such amendments in such a manner and to such a degree as required and to the extent necessary to comply with Section 423 of the Code (or any other applicable law). The Plan may not be amended in any manner that will retroactively impair or otherwise adversely affect the rights of any person to benefits under the Plan which have accrued prior to the date of such action.

17.2. NOTICE

The Committee may give written notice of any changes made to any Participant affected.

17.3. TERMINATION OF THE PLAN

The Committee may terminate the Plan at any time; provided, that no termination will adversely affect the rights of any person to benefits under the Plan which have accrued prior to the date of such termination. For the avoidance of doubt, Purchase Rights granted before such termination will continue to be valid and exercisable as described in this Section.

18. OVERSEAS PARTICIPANTS

18.1. ESTABLISHING PLANS

The Committee may establish plans to operate overseas either by scheduling sub-plans to the Plan, or adopting separate plans in accordance with the authority given by stockholders (together "**Sub-Plans**"). This includes:

18.1.1. designating from time to time which Subsidiaries will participate in a particular Sub-Plan;

18.1.2. determining procedures for eligible employees to enroll in or withdraw from a Sub-Plan, setting or changing payroll deduction percentages, and obtaining necessary tax withholdings; and

18.1.3. allocating the available Shares under the Plan to the Sub-Plans for particular offerings.

18.2. OVERSEAS LAWS

If, in the opinion of the Committee, local laws or regulations cause participation in the Plan to become unduly onerous for the Company, a Participating Company or a Participant, the relevant Purchase Right will not be exercised and all Contributions accumulated during the Offering (reduced to the extent, if any, such deductions have been used to acquire Shares) will be distributed to the Participant without any interest (unless required by applicable law). No right to compensation for loss of benefit will arise as a result of such an event.

19. GOVERNING LAW

The laws of the state of Delaware (without regard to its conflicts of laws rules) govern the Plan and all Purchase Rights and their construction. The courts of the state of Delaware have non-exclusive jurisdiction in respect of disputes arising under or in connection with the Plan or any Purchase Right.

APPENDIX C: PROPOSED RESTATED CERTIFICATE OF INCORPORATION OF US FOODS HOLDING CORP.

(Deletions noted in strike-through, and additions noted in italics and underlining)

FIRST: *Name.* The name of the corporation is US Foods Holding Corp. (the "Corporation").

SECOND: *Registered Office.* The Corporation's registered office in the State of Delaware is at 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: *Purpose.* The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as amended from time to time, the "DGCL").

FOURTH: *Capital Stock.* The total number of shares of stock which the Corporation shall have authority to issue is 625,000,000, consisting of: (x) 600,000,000 shares of common stock, par value $0.01 per share (the "Common Stock"), and (y) 25,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"), issuable in one or more series as hereinafter provided.

(a) Common Stock. Except as otherwise provided (i) by the DGCL, (ii) by Section (b) of this Article FOURTH, or (iii) by resolutions, if any, of the board of directors of the Corporation (the "Board") fixing the powers, designations, preferences and the relative, participating, optional or other rights of the Preferred Stock, or the qualifications, limitations or restrictions thereof, the entire voting power of the shares of the Corporation for the election of directors and for all other purposes shall be vested exclusively in the Common Stock. Each share of Common Stock shall have one vote upon all matters to be voted on by the holders of the Common Stock, and shall be entitled to participate equally in all dividends payable with respect to the Common Stock and to share equally, subject to any rights and preferences of the Preferred Stock (as fixed by resolutions, if any, of the Board), in all assets of the Corporation, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, or upon any distribution of the assets of the Corporation.

(b) Preferred Stock. Subject to the provisions of this ~~Amended and Restated Certificate~~ *Restated Certificate* of Incorporation, the Board is authorized to fix from time to time by resolution or resolutions the number of shares of any class or series of Preferred Stock, and to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series. Further, within the limits and restrictions stated in any resolution or resolutions of the Board originally fixing the number of shares constituting any such class or series, the Board is authorized to increase or decrease (but not below the number of shares of such class or series then outstanding) the number of shares of any such class or series subsequent to the issue of shares of that class or series.

FIFTH: *Management of Corporation.* The following provisions are inserted for the management of the business and for the conduct of the affairs of the Corporation and for the purpose of creating, defining, limiting and regulating the powers of the Corporation and its directors and stockholders:

(a) The number of directors constituting the Board shall be not fewer than two and not more than fifteen, each of whom shall be a natural person. Subject to any rights of any holders of any class or series of Preferred Stock to elect directors and the rights granted pursuant to the Amended and Restated Stockholders Agreement, among the Corporation and certain of its stockholders, to be dated as of the closing date of the Corporation's initial public offering (as amended from time to time, the "Stockholders Agreement"), the precise number of directors of the Corporation shall be fixed, and may be altered from time to time, only by resolution of the Board.

(b) The directors of the Corporation, subject to any rights of the holders of shares of any class or series of Preferred Stock to elect directors, shall be classified with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible. One class's initial term will expire at the ~~first~~ *2017* annual meeting of stockholders of the Corporation ~~following the effectiveness of this Amended and Restated Certificate of Incorporation~~, another class's initial term will expire at the ~~second~~ *2018* annual meeting of stockholders ~~following the effectiveness of this Amended and Restated Certificate of Incorporation~~ and another class's initial term will expire at the ~~third~~ *2019* annual meeting of stockholders ~~following the effectiveness of this Amended and Restated Certificate of Incorporation~~, with directors of each class to hold office until their successors are duly elected and qualified, provided that the term of each director shall continue until the election and qualification of his or her successor or until such director's earlier death, resignation, retirement, disqualification or removal. At each annual meeting of stockholders of the Corporation beginning with the ~~first~~ *2017* annual meeting of stockholders ~~following the effectiveness of this Amended and Restated Certificate of Incorporation~~, subject to any rights of the holders of shares of any class or series of Preferred Stock and for so long as the Stockholders Agreement is in effect, the then-applicable terms, if any, of the Stockholders Agreement, the successors of the directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. In the case of any increase or decrease, from time to time, in the number of directors of the Corporation, the number of directors in each class shall be apportioned as nearly equal in number as possible. No decrease in the number of directors shall shorten the term of any incumbent director.

(c) Subject to this Article FIFTH, the election of directors may be conducted in any manner approved by the person presiding at a meeting of the stockholders or the directors of the Corporation, as the case may be, at the time when the election is held and need not be by written ballot.

(d) Subject to any rights of the holders of shares of any class or series of Preferred Stock, if any, to elect additional directors under specified circumstances and for so long as the Stockholders Agreement is in effect, the then-applicable terms, if any, of the Stockholders Agreement, (i) following the effectiveness of this Amended and Restated Certificate of Incorporation and until the first date (the "Director Removal Trigger Date") on which the Sponsors (as defined in Article EIGHTH) cease collectively to beneficially own (directly or indirectly) more than twenty-five percent (25%) of the outstanding shares of Common Stock in the aggregate, a director may be removed at any time, either for or without cause, upon affirmative vote of holders of at least a majority of the votes to which all the stockholders of the Corporation would be entitled to cast in any election of directors and (ii) from and after the Director Removal Trigger Date, a director may be removed from office only for cause and only by the affirmative vote of holders of at least seventy-five fifty percent (75 50%) of the votes to which all the stockholders of the Corporation would be entitled to cast in any election of directors.

(e) Subject to any rights of the holders of shares of any class or series of Preferred Stock, if any, to elect additional directors under specified circumstances and for so long as the Stockholders Agreement is in effect, the then-applicable terms, if any, of the Stockholders Agreement, and except as otherwise provided by law, any vacancy in the Board that results from an increase in the number of directors, from the death, disability, resignation, retirement, disqualification or removal of any director or from any other cause shall be filled solely by the affirmative vote of at least a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director. A director entitled to fill a vacancy or a newly created directorship shall hold office until his or her successor has been elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal.

(f) All corporate powers and authority of the Corporation (except as at the time otherwise provided by law, by this Amended and Restated Certificate Restated Certificate of Incorporation or by the bylaws of the Corporation) shall be vested in and exercised by the Board.

(g) To the fullest extent permitted by the DGCL, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended after the date of the filing of this Amended and Restated Certificate Restated Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended from time to time.

(h) To the fullest extent permitted by the DGCL, the Corporation shall indemnify and advance expenses to the directors of the Corporation, provided that, except as otherwise provided in the bylaws of the Corporation, the Corporation shall not be obligated to indemnify or advance expenses to a director of the Corporation in respect of an action, suit or proceeding (or part thereof) instituted by such director, unless such action, suit or proceeding (or part thereof) has been authorized by the Board. The rights provided by this Article FIFTH, Section (h) shall not limit or exclude any rights, indemnities or limitations of liability to which any director of the Corporation may be entitled, whether as a matter of law, under the bylaws of the Corporation, by agreement, vote of the stockholders, approval of the directors of the Corporation or otherwise.

SIXTH. *Stockholder Action by Written Consent.* Until the first date (the "Trigger Date") on which the Sponsors (as defined in Article EIGHTH) cease collectively to beneficially own (directly or indirectly) more than fifty percent (50%) of the outstanding shares of Common Stock in the aggregate, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote of stockholders, if a consent or consents in writing, setting forth the action so taken, are: (i) signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted (but not less than the minimum number of votes otherwise prescribed by law) and (ii) delivered within 60 days of the earliest dated consent so delivered to the Corporation, to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of the stockholders are recorded. From and after the Trigger Date, a Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.

SEVENTH. *Special Meetings.* Subject to the special rights of any series of Preferred Stock, and to the requirements of applicable law, special meetings of the stockholders of the Corporation for any purpose or purposes may be called only by or at the direction of the Board pursuant to a resolution of the Board adopted by a majority of the total number of directors then in office. ; provided that, until the Trigger Date, a special meeting of the stockholders may also be called by the Secretary of the Corporation at the request of the holders of record of at least fifty percent (50%) of the outstanding shares of Common Stock. From and after the Trigger Date, t The stockholders of the Corporation do not have the power to call a special meeting of the stockholders. Except as otherwise required by law, the business conducted at a special meeting of stockholders of the Corporation shall be limited exclusively to the business set forth in the Corporation's notice of meeting, and the individual or group calling such meeting shall have exclusive authority to determine the business included in such notice. Any special meeting of the stockholders shall be held either within or without the State of Delaware, at such place, if any, and on such date and time, as shall be specified in the notice of such special meeting. The bylaws of the Corporation may establish procedures regulating the submission by stockholders of nominations and proposals for consideration at meetings of stockholders of the Corporation.

*Eighth*FIRST: *Business Opportunities.* To the fullest extent permitted by Section 122(17) of the DGCL (or any successor provision) and except as may be otherwise expressly agreed in writing by the Corporation and any of Clayton, Dubilier & Rice Fund VII, L.P., Clayton, Dubilier & Rice Fund VII (Co-Investment), L.P., CD&R Parallel Fund VII, L.P., CDR USF Co-Investor L.P., CDR Co-Investor No. 2 L.P., KKR 2006 Fund L.P., KKR PEI Food Investments L.P., KKR Partners III, L.P., OPERF Co-Investment LLC, ASF Walter Co-Invest L.P. and each of their respective affiliates other than the Corporation (each, a "Sponsor" and together the "Sponsors") with respect to such Sponsor, the Corporation, on behalf of itself and its subsidiaries, renounces and waives any interest or expectancy of the Corporation and its subsidiaries in, or in being offered an opportunity to participate in, directly or indirectly, any potential transactions, matters or business opportunities (including, without limitation, any business activities or lines of business that are the same as or similar to those pursued by, or competitive with, the Corporation or any of its subsidiaries or any dealings with customers or clients of the Corporation or any of its subsidiaries) that are from time to time presented to any of the Sponsors or any of their respective officers, directors, employees, agents, stockholders, members, partners, affiliates and subsidiaries (other than the Corporation and its subsidiaries), even if the transaction, matter or opportunity is one that the Corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so and no such person shall be liable to the Corporation or any of its subsidiaries or affiliates for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues, acquires or participates in such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Corporation or its subsidiaries. Any person purchasing or otherwise acquiring any interest in any shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article EIGHTH. Neither the alteration, amendment or repeal of this Article EIGHTH, nor the adoption of any other provision or amendment to this Amended and Restated Certificate of Incorporation inconsistent with this Article EIGHTH, nor, to the fullest extent permitted by Delaware law, any modification of law, shall eliminate or reduce the effect of this Article EIGHTH in respect of any business opportunity first identified or any other matter occurring, or any cause of action, suit or claim that, but for this Article EIGHTH, would accrue or arise, prior to such alteration, amendment, repeal, adoption or modification. If any provision or provisions of this Article EIGHTH shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article EIGHTH (including, without limitation, each portion of any paragraph of this Article EIGHTH containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Article EIGHTH (including, without limitation, each such portion of any paragraph of this Article EIGHTH containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law. This Article EIGHTH shall not limit any protections or defenses available to, or indemnification or advancement rights of, any director or officer of the Corporation under this Amended and Restated Certificate of Incorporation, the bylaws of the Corporation or applicable law.

Ninth *Section 203 of the General Corporation Law.* The Corporation elects not to be governed by Section 203 of the DGCL, "Business Combinations With Interested Stockholders", as permitted under and pursuant to subsection (b)(3) of Section 203 of the DGCL, until the first date on which the Sponsors collectively cease to beneficially own (directly or indirectly) any outstanding shares of Common Stock. From and after such date, the Corporation shall be governed by Section 203 of the DGCL so long as Section 203 of the DGCL by its terms would apply to the Corporation.

Tenth*EIGHTH*: *Amendment of Certificate of Incorporation.* The Corporation reserves the right to amend, alter or repeal any provision contained in this Amended and Restated Certificate *Restated Certificate* of Incorporation in the manner now or hereafter prescribed by the DGCL, and all rights herein conferred upon stockholders or directors are granted subject to this reservation, provided, however, that any amendment, alteration or repeal of Article FIFTH, Section (g) or Section (h) shall not adversely affect any right or protection existing under this Amended and Restated CertificateRestated Certificate*Restated Certificate* of Incorporation immediately prior to such amendment, alteration or repeal, including any right or protection of a director thereunder in respect of any act or omission occurring prior to the time of such amendment, alteration or repeal. Notwithstanding anything to the contrary contained in this Amended and Restated Certificate of Incorporation, and notwithstanding that a lesser percentage may be permitted from time to time by applicable law, no provision of Articles FIFTH, SIXTH, SEVENTH, EIGHTH, NINTH, this Article TENTH and Articles ELEVENTH and TWELFTH may be altered, amended or repealed in any respect, nor may any provision or bylaw inconsistent therewith be adopted, unless in addition to any other vote required by this Amended and Restated Certificate of Incorporation or otherwise required by law, (i) until the Trigger Date, such amendment, alteration, or repeal is approved by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, and (ii) from and after the Trigger Date, such amendment, alteration or repeal is approved at a meeting of the stockholders called for that purpose by, in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of the outstanding shares of Common Stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

~~Eleventh~~*NINTH*: *Amendment of Bylaws.* In furtherance and not in limitation of the powers conferred by law, the Board is expressly authorized to amend, alter or repeal the bylaws of the Corporation subject to the power of the stockholders of the Corporation entitled to vote with respect thereto to amend, alter or repeal the bylaws. Any amendment, alteration or repeal of the bylaws of the Corporation~~, provided that any such action will require (i) until the Trigger Date,~~ *by* the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock entitled to vote with respect thereto, voting together as a single class ~~and (ii) from and after the Trigger Date, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of the outstanding shares of Common Stock of the Corporation entitled to vote with respect thereto, voting together as a single class~~.

~~Twelfth~~*TENTH*: *Exclusive Jurisdiction for Certain Actions.* Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee, agent or stockholder of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation or any director, officer, employee, agent or stockholder of the Corporation2 arising pursuant to any provision of the DGCL, this ~~Amended and Restated Certificate~~*Restated Certificate* of Incorporation or the bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation or any director, officer, employee, agent or stockholder of the Corporation governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article ~~TWELFTH~~*TENTH*.